CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price	Amount of registration fee(1)
2.55% Notes due 2018	$250,000,000	$28,650
3.70% Notes due 2022	$350,000,000	$40,110
Total	$600,000,000	$68,760

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended, and relates to the Registration Statement on Form S-3 (File No. 333-162021) filed by the registrant. Calculated as the product of the proposed maximum aggregate offering price and 0.00011460.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-162021

Prospectus Supplement

(To Prospectus dated September 21, 2009)

Cabot Corporation

$250,000,000 2.55% Notes due 2018

$350,000,000 3.70% Notes due 2022

We are offering $250,000,000 principal amount of 2.55% notes due 2018 (the “2018 Notes”) and $350,000,000 principal amount of 3.70% notes due 2022 (the “2022 Notes” and, together with the 2018 Notes, the “notes”).

We will pay interest on the notes on January 15 and July 15 of each year, beginning January 15, 2013. The notes will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

We may redeem the notes, in whole or in part, at any time and from time to time prior to their maturity at the redemption prices described under “Description of notes—Optional redemption.” If we experience a change of control triggering event, we will be required to offer to purchase the notes from holders at the applicable price as described under “Description of notes—Change of control triggering event.”

We intend to use the net proceeds from this offering to finance a portion of our acquisition of Norit N.V., or Norit, as described herein. If the Norit acquisition has not closed by December 31, 2012 or if an Acquisition Termination Event (as defined herein) occurs, we will be required to redeem the notes, in whole but not in part, at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest on the notes to the date of redemption. See “Description of notes—Special mandatory redemption.”

The notes will be unsecured and will rank equally with all of our other unsecured indebtedness from time to time outstanding.

See “Risk factors” beginning on page S-10 of this prospectus supplement for a discussion of certain risks that you should consider in connection with an investment in the notes.

	Price to public(1)	Underwriting discounts and commissions	Proceeds, before expenses, to us
Per 2018 Note	99.872%	0.60%	99.272%
Total	$249,680,000	$1,500,000	$248,180,000
Per 2022 Note	99.892%	0.65%	99.242%
Total	$349,622,000	$2,275,000	$347,347,000

(1)	Plus accrued interest, if any, from July 12, 2012, if settlement occurs after that date.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

The underwriters expect to deliver the notes to purchasers through the book-entry delivery system of The Depository Trust Company and its participants, including Euroclear Bank, S.A./N.V. and Clearstream Banking, societé anonyme, on or about July 12, 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint book-running managers

J.P. Morgan	Citigroup

Senior co-managers

Morgan Stanley	BofA Merrill Lynch	Mizuho Securities

Co-managers

TD Securities	HSBC	RBS	US Bancorp

July 9, 2012

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus supplement

Prospectus

S-i

About this prospectus supplement

This prospectus supplement contains the terms of this offering of notes. This prospectus supplement, or the information incorporated by reference into this prospectus supplement and the accompanying prospectus, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference into this prospectus supplement and the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement or the information incorporated by reference into this prospectus supplement and the accompanying prospectus will apply and will supersede that information in the accompanying prospectus. Generally, when we refer to the prospectus, we are referring to both the prospectus supplement and the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If any person provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

When we refer to “Cabot,” “Company,” “we,” “our,” the “issuer” and “us” in this prospectus supplement and the accompanying prospectus, we mean Cabot Corporation, including, unless the context otherwise requires, its subsidiaries (both before and after completion of the Norit acquisition), except in the section entitled “Description of notes” where we mean Cabot Corporation alone. References to “Norit” refer to Norit N.V. and its consolidated subsidiaries. When we refer to “you” or “yours,” we mean the holders of the notes offered hereby. In this prospectus supplement, we refer to the Norit acquisition and the related transactions, including the issuance of the notes offered hereby, the borrowing of funds under our revolving credit facility and the payment of related fees and expenses, as the “Transactions.”

S-ii

Cautionary note regarding forward-looking statements

This prospectus supplement contains “forward-looking statements” under the federal securities laws. These forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition, and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “should” or the negative of these terms or similar expressions.

Forward-looking statements are based on our current expectations, assumptions, estimates and projections about Cabot’s businesses and strategies, the Norit acquisition, market trends and conditions, economic conditions and other factors. These statements are not guarantees of future performance and are subject to risks, uncertainties, potentially inaccurate assumptions, and other factors, some of which are beyond our control or difficult to predict. If known or unknown risks materialize, or should underlying assumptions prove inaccurate, our actual results could differ materially from those expressed in the forward-looking statements.

For discussions of certain risks, uncertainties and contingencies that might affect such forward-looking statements, please see “Risk factors” beginning on page S-10 in this prospectus supplement and in our Annual Report on Form 10-K for the fiscal year ended September 30, 2011, which is incorporated by reference. These risks and uncertainties could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Investors are advised, however, to consult any further disclosures we make on related subjects in future 10-K, 10-Q and 8-K reports filed with the Securities and Exchange Commission (the “SEC”).

S-iii

Prospectus supplement summary

This summary highlights selected information appearing elsewhere in this prospectus supplement and may not contain all of the information that is important to you. You should carefully read this prospectus supplement and the accompanying base prospectus in their entirety, including the documents incorporated by reference.

The Company

Cabot’s business was founded in 1882. Cabot is a global specialty chemicals and performance materials company headquartered in Boston, Massachusetts. Our principal products are rubber and specialty grade carbon blacks, fumed metal oxides, inkjet colorants, aerogels and cesium formate drilling fluids. Cabot and its affiliates have manufacturing facilities and operations in the United States and approximately 20 other countries.

Our strategy is to deliver earnings growth through leadership in performance materials. We intend to achieve this goal by focusing on margin improvement, capacity expansion and emerging market growth, developing new products and businesses and actively managing our portfolio of businesses.

Our products are generally based on technical expertise and innovation in one or more of our three core competencies: making and handling very fine particles; modifying the surfaces of very fine particles to alter their functionality; and designing particles to impart specific properties to a composite. We focus on creating particles with the composition, morphology, surface functionalities and formulations to support existing and emerging applications.

We are organized into four business segments: the Core Segment, the Performance Segment, the New Business Segment and the Specialty Fluids Segment. We are also organized into three geographic regions: The Americas, which includes North and South America; Europe, Middle East and Africa; and Asia Pacific, including China.

We are incorporated in the state of Delaware and our principal executive offices are located at Two Seaport Lane, Suite 1300, Boston, Massachusetts 02210. Our internet address is www.cabot-corp.com. We make available free of charge on or through our internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the SEC. The information contained in our website has not been, and shall not be deemed to be, incorporated by reference into this prospectus supplement and the accompanying prospectus.

Proposed Norit acquisition

On June 20, 2012, the Company and N Beta S.à r.l. (the “Seller”), an affiliate of Doughty Hanson & Co Managers Limited and Euroland Investments B.V., entered into an Agreement (the “Agreement”) pursuant to which, subject to the terms and conditions set forth in the Agreement, the Company agreed to purchase from the Seller all of the issued and outstanding share capital of Norit for a purchase price of $1.1 billion.

Each party’s obligation to complete the transaction is subject to the fulfillment of certain conditions, including, (i) expiration or termination of the applicable waiting period under the

United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, (ii) the transaction having been cleared by the German antitrust authority or deemed to be cleared pursuant to the lapse of the applicable waiting period, (iii) Dutch works council consultation and advice, (iv) subject to certain exceptions, the accuracy of the warranties of the other party contained in the Agreement, and (v) material performance and compliance of the other party with its agreements and obligations contained in the Agreement. The Agreement is not subject to a financing condition.

The transaction is expected to close by the end of calendar year 2012, although there can be no assurance that the transaction will occur within the expected timeframe or at all.

Norit is a global leader in the research, development, manufacturing and sale of high-grade activated carbons used in a growing range of environmental, health, safety and industrial applications. Its purification technologies are widely used to remove pollutants, contaminants and other impurities from water, air, food and beverages, pharmaceutical products and other liquids and gases in an efficient and cost-effective manner. Its activated carbon solutions, which can be produced in powdered or granular forms, also serve a variety of uses as colorants, carriers or catalysts in industrial processes. Norit produces a diverse array of products with over 150 different activated carbon formulations engineered from a wide range of raw materials, including lignite, peat, bituminous coal and wood. On-site systems and services, and reactivation solutions, complement the diverse activated carbon product offering to help meet customers’ specific needs.

Norit has a global base of approximately 3,000 customers that includes manufacturers, municipalities and utilities that use its products in a wide range of end markets, including gas and air, water treatment, pharmaceuticals, food and beverage, chemicals, industrial catalysts, energy, power and mining. Its products are sold globally into over 100 countries principally through company sales offices, as well as through a network of regional agents and distributors. Norit has developed long-standing relationships with many customers, which are often supported by long-term or take-or-pay contractual arrangements. Norit either owns directly or through joint ventures or other investments ten production locations in the United States, Canada, Mexico, Brazil, The Netherlands, the United Kingdom and Italy. In 2011, 63% of Norit’s production by volume sold, excluding volumes from investments in Mexico and Brazil, was in North America and 37% in Europe.

For the twelve months ended December 31, 2011, Norit had revenues of $360.3 million, income from operations of $85.9 million and a net loss of $5.7 million.

The global demand for activated carbon is driven by a variety of environmental, health and safety concerns and related regulations. Norit expects demand for its products to be influenced by regulation in North America, the European Union and elsewhere in the following areas, among others:

•	the removal of mercury from flue gas in North American coal-fired utilities;

•	the removal of disinfection byproducts from drinking water in the United States;

•	the removal of mercury from cement kiln and industrial boiler emissions in the United States;

•	the removal of contaminants from groundwater and surface water in the European Union; and

•	evaporative emissions controls in vehicles and other combustion engines.

Our purchase of Norit supports our ongoing transformation to a higher margin, less cyclical, specialty chemicals and performance materials company. Norit’s technology leadership in activated carbons is a natural extension of our core R&D and applications development competencies, and the acquisition provides us with a new growth platform through participation in customer–tailored environmental and purification solutions. In addition, we believe we will be able to leverage our global footprint and technology to accelerate Norit’s growth, and apply our manufacturing operations excellence expertise to improve Norit’s capital efficiency and project execution. Adding this growth and higher margin business to Cabot’s portfolio strengthens our specialty chemicals product offerings.

The offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more detailed description of the terms and conditions of the notes, see the section entitled “Description of notes” in this prospectus supplement and “Description of debt securities” in the accompanying prospectus.

Issuer	Cabot Corporation

Notes offered	$250,000,000 aggregate principal amount of 2.55% notes due 2018

$350,000,000 aggregate principal amount of 3.70% notes due 2022

Maturity	The 2.55% notes due 2018 will mature on January 15, 2018

The 3.70% notes due 2022 will mature on July 15, 2022

Interest	2.55% per year for 2.55% notes due 2018

3.70% per year for 3.70% notes due 2022

Interest payment dates	January 15 and July 15 of each year, beginning January 15, 2013

Ranking	The notes:

•	are unsecured;

•	rank equally with all our existing and future senior debt;

•	are senior to any of our future subordinated debt; and

•	are effectively subordinated to any of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness.

The notes are not guaranteed by any of our subsidiaries and will therefore be structurally subordinated to all existing and future indebtedness and other obligations, including trade payables, of our subsidiaries. As of March 31, 2012, on a pro forma basis after giving effect to the Transactions, our subsidiaries would have had approximately $832 million of external debt, including capital leases, accounts payable and accrued liabilities, outstanding.

As of March 31, 2012, on a pro forma basis after giving effect to the Transactions, we would have had indebtedness of approximately $703 million that ranks equally with the notes and approximately $16 million of secured indebtedness to which the notes are effectively subordinated, to the extent of the value of the assets securing such indebtedness.

Optional redemption	We may redeem, at our option, at any time and from time to time prior to maturity, any and all of the notes, in whole or in part as described in the section entitled “Description of notes – Optional redemption.”

Special mandatory redemption	If the Norit acquisition has not closed by December 31, 2012 or if an Acquisition Termination Event (as defined below) occurs, we will be required to redeem the notes, in whole but not in part, at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest on the notes to the date of redemption. An “Acquisition Termination Event” means either (1) the Norit acquisition agreement being rescinded or terminated or (2) we determine in our reasonable judgment that the Norit acquisition will not occur. The proceeds of this offering will not be deposited into an escrow account pending any special redemption of the notes. See “Description of notes—Special mandatory redemption.”

Change of control triggering event	Upon the occurrence of a Change of Control Triggering Event (as defined in this prospectus supplement) with respect to a series of notes, we will be required to make an offer to purchase such series of notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. See “Description of notes—Change of control triggering event.”

Covenants	The indenture under which the notes will be issued contains covenants for your benefit. These covenants restrict our ability with certain exceptions to:

•	create certain liens;

•	enter into sale and leaseback transactions; and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

These covenants are subject to important exceptions and qualifications, which are described in the accompanying base prospectus. For a more detailed description, see “Description of debt securities” in the accompanying base prospectus.

Further issuances	We may create and issue additional notes of each series of notes offered hereby, ranking equally and ratably with the notes of the same series in all respects, so that such additional notes shall be consolidated with the notes of such series, including for purposes of voting and redemptions.

Form and denomination	The notes will be issued in fully registered form in denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

Use of proceeds	We estimate that we will receive approximately $595,300,000 in net proceeds from this offering, after deducting underwriting discounts and commissions and offering expenses. We intend to use the net proceeds from this offering to finance a portion of the Norit acquisition. See “Use of proceeds.”

No prior market	The notes are new issues of securities with no established trading market. We do not intend to apply for listing of the notes on any securities exchange. The underwriters have advised us that they intend to make a market in each series of the notes, but they are not obligated to do so and may discontinue market-making at any time without notice.

Risk factors	See “Risk factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying base prospectus for a discussion of factors you should consider carefully before investing in the notes.

Certain tax consequences	You should consult your tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of the notes. See “Certain United States federal income tax consequences.”

Trustee	U.S. Bank National Association

Governing law	The notes and the indenture governing the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Summary historical and pro forma combined

financial and other data

Summary Cabot Corporation historical financial information

The following table presents summary historical consolidated financial data derived from the consolidated financial statements and related notes thereto of the Company for each of the periods presented. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included in our Annual Report on Form 10-K for the year ended September 30, 2011 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, which are incorporated by reference into this prospectus supplement. Results presented as of and for the six-month periods ended March 31, 2012 and March 31, 2011 are unaudited and are not necessarily indicative of full-year results.

	Six months ended		Fiscal year ended
(dollars in millions except for ratios and percentages)	March 31, 2012	March 31, 2011	September 30, 2011	September 30, 2010	September 30, 2009

Statement of Operations Data
Net sales and other operating revenues	$1,606	$1,433	$3,102	$2,716	$2,108
Cost of sales and operating expenses	1,458	1,326	2,859	2,512	2,162
Income (loss) from operations	148	107	243	204	(54)
Interest expense	(19)	(20)	(39)	(40)	(30)
Net income (loss)	296	136	258	169	(75)

Cash Flow Data

Cash provided by (used in):
Operating activities	93	58	195	249	399
Investing activities	52	(73)	(232)	(112)	(105)
Financing activities	(62)	(14)	(72)	(57)	(127)

Balance Sheet Data
Total assets	3,429	3,014	3,141	2,886	2,676
Total debt(a)	687	662	699	652	657
Total stockholders’ equity	1,878	1,567	1,616	1,417	1,237
Total debt plus stockholders’ equity	2,565	2,229	2,315	2,069	1,894

Select Ratio
Total debt /Total debt plus stockholders’ equity	26.78%	29.70%	30.19%	31.51%	34.69%

(a)	Total debt is calculated as the sum of (i) long-term debt, (ii) current portion of long-term debt, and (iii) notes payable to banks.

Summary pro forma combined financial data

The following table presents summary pro forma combined financial data. The unaudited pro forma combined statement of operations for the six months ended March 31, 2012 combines Cabot’s consolidated statement of operations for the six months ended March 31, 2012 with Norit’s results from operations from the same period, which were derived by adding Norit’s December 31, 2011 carve out combined and consolidated statement of operations to the consolidated operating results for the three months ended March 31, 2012 and subtracting carve out combined and consolidated operating results for the nine months ended September 30, 2011, and gives pro forma effect as if the Transactions had been completed on October 1, 2010. The unaudited pro forma combined balance sheet data combines Cabot’s March 31, 2012 consolidated balance sheet with Norit’s consolidated March 31, 2012 balance sheet and gives pro forma effect as if the Transactions had been completed on that date. The unaudited pro forma combined statement of operations for the twelve months ended September 30, 2011 combines Cabot’s consolidated statement of operations for the twelve months ended September 30, 2011 with amounts derived from Norit’s carve out combined and consolidated statement of operations for the twelve months ended December 31, 2011 and gives pro forma effect as if the Transactions had been completed on October 1, 2010. This summary data should be read in conjunction with the more detailed information, including the assumptions and the basis of presentation, included in “Unaudited pro forma combined financial statements” included elsewhere in this prospectus supplement.

The pro forma information presented is for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the Transactions had been completed on the date indicated, nor is it indicative of future operating results or financial positions.

(dollars in millions)	Six months ended March 31, 2012	Twelve months ended September 30, 2011

Unaudited Pro Forma Combined Statement of Operations
Net sales and other operating revenues	$1,781	$3,462
Cost of sales	1,419	2,831
Income from operations	167	259
Interest expense	(37)	(78)
Income from continuing operations	101	214

(dollars in millions)	At March 31, 2012

Unaudited Pro Forma Combined Balance Sheet Data
Total assets	$4,628
Total debt	1,606
Total stockholders’ equity	1,903
Total debt plus stockholders’ equity	3,509

Select Ratio
Total debt /Total debt plus stockholders’ equity	45.8%

Ratio of earnings to fixed charges

The following table sets forth Cabot’s consolidated ratio of earnings to fixed charges for the periods indicated:

	Six months ended March 31, 2012	Fiscal year
		2011	2010	2009		2008	2007
Ratio of earnings to fixed charges(1)	6.4x	5.3x	4.5x	N/A	(2)	2.9x	4.3x

(1)	Earnings to fixed charges is calculated as follows: the sum of (i) earnings, defined as income (loss) from continuing operations plus dividends received from equity affiliates and (ii) fixed charges, defined as the sum of interest on indebtedness, implied interest on rental payments, and preferred stock dividends, divided by fixed charges.

(2)	The earnings to fixed charges ratio is negative because the Company was in a net loss position for the fiscal year. The deficiency was $106 million.

Risk factors

You should carefully consider the risks described below and in the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus before making a decision to invest in the notes. Some of these factors relate principally to our business and the industry in which we operate and the Norit acquisition. Other factors relate principally to your investment in the notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially and adversely affect our business and operations.

If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially and adversely affected. In such case, you may lose all or part of your original investment.

Risks relating to the notes

The notes are effectively junior to the existing and future liabilities of our subsidiaries and to our secured debt to the extent of the assets securing that indebtedness.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes. In addition, any payment of dividends, loans, or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon the subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. The indenture does not restrict the amount of additional debt that we may incur. In addition, even if we are a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. At March 31, 2012, on a pro forma basis after giving effect to the Transactions, our subsidiaries would have had approximately $832 million of external debt, including capital leases, accounts payable and accrued liabilities, outstanding.

The notes are our unsecured obligations and will rank equally in right of payment with all of our other existing and future senior unsecured obligations. The notes are not secured by any of our assets. Claims of secured creditors with respect to assets securing their claims will be prior to any claim of the holders of the notes with respect to those assets. As of March 31, 2012, on a pro forma basis after giving effect to the Transactions, we would have had approximately $16 million of secured debt outstanding, consisting of capital leases.

The indenture does not restrict the amount of additional debt that we may incur.

The notes and indenture under which the notes will be issued do not place any limitation on the amount of unsecured debt that may be incurred by us. Our incurrence of additional debt may have important consequences for you as a holder of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes, a loss in the market value of your notes and a risk that the credit rating of the notes is lowered or withdrawn.

An active trading market may not develop for the notes.

Each series of notes offered hereby is a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in each series of the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes will be adversely affected.

We may not be able to repurchase the notes upon a Change of Control Triggering Event.

Upon the occurrence of a Change of Control Triggering Event with respect to a series of notes, each holder of the notes of such series will have the right to require us to repurchase all or any part of such holder’s notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. Additionally, under our revolving credit facility, a change of control (as defined therein) constitutes an event of default that permits the lenders to accelerate the maturity of borrowings under the revolving credit facility and the commitments thereunder would terminate. The source of funds for any purchase of the notes and repayment of borrowings under our revolving credit facility would be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a Change of Control Triggering Event because we may not have sufficient financial resources to purchase all of the notes that are tendered upon a Change of Control Triggering Event and repay our other indebtedness that will become due. If we fail to repurchase the notes in that circumstance, we will be in default under the indenture that will govern the notes. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. In order to avoid the obligations to repurchase the notes and events of default and potential breaches of the credit agreement governing our revolving credit facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

The exercise by the holders of notes of their right to require us to repurchase the notes pursuant to a change of control offer could cause a default under the agreements governing our other indebtedness, including future agreements, even if the change of control itself does not, due to the financial effect of such repurchases on us. In the event a change of control offer is required to be made at a time when we are prohibited from purchasing notes, we could attempt to refinance the borrowings that contain such prohibitions. If we do not obtain a consent or repay those borrowings, we will remain prohibited from purchasing notes. In that case, our failure to purchase tendered notes would constitute an event of default under the indenture which could, in turn, constitute a default under our other indebtedness. Finally, our ability to pay cash to the holders of notes upon a repurchase may be limited by our then existing financial resources.

The terms of the indenture and the notes provide only limited protection against significant corporate events that could adversely impact your investment in the notes.

While the indenture and the notes contain terms intended to provide protection to noteholders upon the occurrence of certain events involving significant corporate transactions and our creditworthiness, such terms are limited and may not be sufficient to protect your investment in the notes.

The definition of the term “Change of Control Triggering Event” as described under “Description of notes—Change of control triggering event” does not cover a variety of transactions (such as acquisitions by us or recapitalizations) that could negatively affect the value of your notes. If we were to enter into a significant corporate transaction that would negatively affect the value of the notes but would not constitute a Change of Control Triggering Event, we would not be required to offer to repurchase your notes prior to their maturity.

Furthermore, the indenture for the notes does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity;

•	limit our ability to incur indebtedness that is equal in right of payment to the notes;

•

restrict our subsidiaries’ ability to issue securities or otherwise incur indebtedness that would be senior to our equity interests in our subsidiaries and therefore rank effectively senior to the notes;

•	limit the ability of our unrestricted subsidiaries to service indebtedness;

•	restrict our ability to repurchase or prepay any other of our securities or other indebtedness;

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes; or

•	limit our ability to sell, merge or consolidate any of our unrestricted subsidiaries.

As a result of the foregoing, when evaluating the terms of the notes, you should be aware that the terms of the indenture and the notes do not restrict our ability to engage in, or to otherwise be a party to, a variety of corporate transactions, circumstances and events that could have an adverse impact on your investment in the notes.

We may amend the Norit acquisition agreement in a manner that may be adverse to noteholders.

The indenture governing the notes does not restrict Norit and us from amending the Norit acquisition agreement (or any agreements related to the Transactions), and any such amendment could be materially adverse to the interests of noteholders. For example, we and Norit may agree to a higher purchase price, sales of certain assets to third parties or to increase our liabilities after the closing of this offering. Amendments will not be subject to approval of the noteholders and will not require us to redeem your notes.

We may not have the ability to raise the funds necessary to finance the special mandatory redemption required under certain circumstances by the indenture governing the notes.

If the Norit acquisition has not closed by December 31, 2012 or if an Acquisition Termination Event occurs, then we will be required to redeem all the notes offered hereby on the special mandatory redemption date. We will not hold the proceeds of this offering in escrow nor will we separate such funds from our other funds prior to the closing of the Norit acquisition for the purpose of redeeming the notes offered hereby if the Norit acquisition does not close. The notes offered hereby will not be guaranteed by any of our existing or future subsidiaries. We cannot assure you that we will have sufficient funds available when needed to make any required redemption of the notes offered hereby. Any failure to redeem any of these notes would constitute a default under the indenture governing the notes offered hereby.

Our credit ratings may not reflect all risks of your investment in the notes.

The credit ratings assigned to each series of notes are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agency, if, in such rating agency’s judgment, circumstances so warrant. Agency credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs.

Risks relating to Norit

Uncertainty as to the future of existing and planned environmental and health and safety laws and regulations, as well as delays of or changes to these laws and regulations, could have a material adverse effect on demand for Norit’s products and services.

Norit’s strategic growth plans rely significantly upon the enactment and enforcement of restrictive environmental and health and safety laws and regulations, particularly those that would require industrial facilities to reduce the quantity of air and water pollutants they release. If stricter regulations are successfully challenged or delayed, are not enacted as proposed, are enacted but subsequently repealed or amended to be less strict or are enacted with prolonged phase-in periods or not enforced, demand for Norit’s products and services could be materially adversely affected and Norit may not be able to meet sales growth and return on invested capital targets, which could materially adversely affect its business and financial results. In addition, increased costs to utilities and other potential customers in complying with environmental regulations could limit production and reduce or delay an expected increase in demand, which could also have a material adverse effect on Norit’s business and financial results.

Development of competitive technologies could materially adversely affect Norit’s business and financial results.

Activated carbon is utilized in various applications as a cost-effective solution to address Norit’s customers’ needs. If other competitive technologies or alternative processes or combinations of technologies or processes, such as alternate sorbents, resins, certain types of membranes, ozone and ultraviolet, are advanced to the stage at which they could compete on a cost-effective basis with activated carbon technologies, Norit could experience a decline in demand for its products and services, which could have a material adverse effect on its business and financial results.

Competitive technologies and new regulations may also affect both Norit and its customers. For example, a shift away from coal-burning technology due to environmental trends and regulations or new technologies could reduce future demand for Norit’s mercury removal products, which could have a material adverse effect on its business and financial results.

Reduction or elimination of tariffs placed on U.S. and European imports of Chinese or other foreign activated carbon could have a material adverse effect on Norit’s business and financial results.

Norit faces pressure and competition in its U.S. and European markets from Chinese and other importers of low-cost activated carbon products. In some end markets, low-cost imports have become accepted as viable alternatives to Norit’s products because they are frequently sold at less than current market prices. U.S. and European Union regulatory agencies have enacted antidumping duties to limit these activities. However, the antidumping duties in the United States have been reduced and could be further reduced or eliminated, and the antidumping duties in the European Union may or may not be renewed beyond 2013, any or all of which could increase the volume of activated carbon imports in the U.S. and the European Union. If the amounts and acceptance of these low-cost imports increase, especially if they are sold at less than current market prices, Norit’s financial results could be materially adversely affected by declines in its sales. In addition, sales of these low-cost imports may make it more difficult for Norit to pass through raw material and energy cost increases to customers.

Disagreements with labor unions or an inability to successfully negotiate new collective bargaining agreements upon expiration of existing agreements could have a material adverse effect on Norit’s business and financial results.

Norit has collective bargaining agreements in place covering approximately 37% and 82% of its full-time workforce in the United States and the rest of the world, respectively, at December 31, 2011. The hourly personnel at Norit’s Klazienaveen and Zaandam facilities and the majority of its personnel in its Amersfoort office in The Netherlands are represented by three national labor organizations and are subject to an agreement until August 2013. Norit also has hourly employees at two facilities in the United Kingdom subject to an agreement that will run until March 2013. The International Chemical Workers Union Local No. 130C represents the hourly personnel at Norit’s Marshall, Texas facility under a contract that expires on January 31, 2016. Norit does not have a collective bargaining agreement with union employees at its Italian facility, but is subject to the CCNL Chimico union agreement at a national level. Additional unionization at any location, work stoppages as a result of disagreements with any of the labor unions, a failure to renegotiate any of the contracts as they expire or less efficient operations resulting from the need to rely on temporary labor could disrupt production and significantly increase production costs and could have a material adverse effect on Norit’s business and financial results.

Norit’s international operations are subject to political and economic risks related to conducting business in corrupt environments.

Although most of Norit’s international business is currently in regions where the political and economic risk levels and established legal systems are similar to those in the United States, Norit also conducts business in developing countries, and is focusing on increasing its sales in regions that are less developed, have less stable legal systems and financial markets and have experienced some degree of governmental corruption. These operations may present greater political, economic and operational risks than in the United States and similar political and economic systems. Although Norit has established policies, procedures and ongoing employee training programs to promote compliance with global ethics and legal requirements such as the U.S. Foreign Corrupt Practices Act, or the FCPA, and the U.K. Bribery Act of 2010, or the Bribery

Act, its employees may not adhere to the code of business conduct, other policies or rules and regulations. If Norit fails to enforce its policies and procedures properly or maintain internal accounting practices to accurately record its international transactions, Norit may be subject to regulatory sanctions. Norit could incur significant costs, including potential harm to our reputation, for investigation, litigation, civil or criminal penalties, fees, settlements or judgments for potential violations of the FCPA, the Bribery Act or other laws or regulations, which in turn could have a material adverse effect on our business and financial results.

Risks relating to the Norit acquisition

If we are unable to successfully integrate the Norit business, we may not realize the expected benefits, which could adversely affect our results of operations and financial condition.

The Norit acquisition is the largest acquisition we have undertaken in recent years and we are committing a significant amount of capital to this opportunity. We have made certain assumptions relating to the forecast level of annual revenue growth, cash tax synergies and associated costs of the Norit acquisition and our actual results may differ materially from what we have assumed, and we cannot be certain that this acquisition will produce the intended benefits. The Norit acquisition also represents the entry by us into a new area of the specialty chemicals business and there may be factors that affect this business with which we are not as familiar as with our existing businesses. We may not be able to integrate Norit’s operations, assets and personnel successfully into our existing businesses, or be successful retaining key Norit employees following the acquisition, including those with knowledge of the activated carbon industry and Norit’s processes. The integration will require significant attention from our management. The diversion of our management’s attention away from our other businesses and any difficulties encountered in the integration process could adversely affect our results of operations. We may experience disruptions in relationships with current and new employees, customers and suppliers. In addition, our failure to realize the benefits of this acquisition could adversely affect our results of operations and financial condition.

We expect to incur a number of non-recurring costs associated with combining the operations of the two companies. In addition, we will incur significant legal, accounting and transaction fees and other costs related to the Norit acquisition. Some of these may be higher than anticipated. We may also incur unanticipated costs, including to maintain employee morale, retain key employees and successfully integrate the Norit business.

Risks relating to the Company

Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus supplement, including “Item 1A. Risk Factors” incorporated by reference from our most recent annual report on Form 10-K, as updated by our quarterly reports on Form 10-Q and other SEC filings filed after such annual report.

Use of proceeds

The net proceeds of this offering are estimated to be $595,300,000 after deducting underwriting discounts and commissions and offering expenses. We intend to use the net proceeds from this offering to finance a portion of the Norit acquisition. We intend to use alternative sources of funding, including our revolving credit facility and available cash, to the extent that the net proceeds from the sale of the notes are not sufficient to finance the Norit acquisition.

The proceeds from this offering will not be deposited into an escrow account. If the Norit acquisition has not closed by December 31, 2012 or if an Acquisition Termination Event occurs, we will be required to redeem the notes, in whole but not in part, at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest on the notes to the date of redemption. See “Description of notes—Special mandatory redemption.”

Capitalization

The following table sets forth our unaudited consolidated cash and cash equivalents and capitalization at March 31, 2012. We have presented our capitalization:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect:

•	the completion of the Norit acquisition, as if the closing of that acquisition had occurred on March 31, 2012;

•	the issuance of the notes offered hereby and the use of the net proceeds therefrom as described under “Use of proceeds”;

•	the completion of the other Transactions; and

•	the payment of related fees and expenses.

The information set forth below should be read in conjunction with our unaudited consolidated financial statements and the related notes contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 incorporated by reference in this prospectus supplement and the unaudited pro forma combined financial information included in this prospectus supplement under the caption “Unaudited pro forma combined financial information.”

(in millions)	At March 31, 2012	At March 31, 2012 pro forma as adjusted
Cash and cash equivalents	$366	$162

Variable rate:

Notes payable to banks	79	88

$550 mm Revolving Credit Facility(1)	—	310

Chinese Renminbi Notes, due through 2014, 6.10%—7.32%	21	21

Total variable rate debt	100	419

Fixed rate:

5.00% Notes due 2016(2)	299	299

Medium Term Notes:
Notes due 2012, 7.70%—8.28%	30	30
Note due 2018, 7.42%	30	30
Notes due 2022, 8.346%—8.47%	15	15
Note due 2027, 6.57%—7.28%	8	8

Total Medium Term Notes	83	83

Notes offered hereby:
% Notes due 2018	—	250
% Notes due 2022	—	350

Euro Bond, due 2013, 5.25%	178	178

ESOP Note, due 2013, 8.29%	11	11

Total fixed rate debt	571	1,171

Capital leases, due through 2031	16	16

Total debt	687	1,606

Total stockholders’ equity	1,878	1,903

Total debt plus stockholders’ equity	$2,565	$3,509

(1)	As of March 31, 2012, we had approximately $534 million of availability under the revolving credit facility after giving effect to outstanding letters of credit of $16 million. We have received commitments from lenders to increase the aggregate commitments under this facility by $200 million, subject to the completion of documentation and other customary conditions.

(2)	Includes $1 million of unamortized bond discount.

Unaudited pro forma combined financial information

The unaudited pro forma combined balance sheet combines Cabot’s March 31, 2012 unaudited consolidated balance sheet with Norit’s unaudited consolidated balance sheet as of March 31, 2012 and gives pro forma effect to the Company’s acquisition of Norit as if it and the related financing transactions had been completed on March 31, 2012. The unaudited pro forma combined statement of operations for the year ended September 30, 2011 combines Cabot’s audited consolidated statement of operations for the twelve months ended September 30, 2011 with amounts derived from Norit’s audited carve out combined and consolidated statement of operations for the twelve months ended December 31, 2011 and gives pro forma effect as if the acquisition and the related financing transactions had been completed at October 1, 2010. As permitted under the rules and regulations of the SEC, the financial statements for the two entities were combined because the difference in their fiscal year-ends was less than 93 days. The unaudited pro forma combined statement of operations for the six months ended March 31, 2012 combines Cabot’s unaudited consolidated statement of operations for the six months ended March 31, 2012 with Norit’s results of operations for the same period, which were derived by adding Norit’s audited December 31, 2011 carve out combined and consolidated statement of operations to the unaudited consolidated operating results for the three months ended March 31, 2012 and subtracting unaudited carve out combined and consolidated operating results for the nine months ended September 30, 2011, and gives pro forma effect to the acquisition of Norit as if it and the related financing transactions had been completed at October 1, 2010.

The pro forma information presented is for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the acquisition had been completed on the date indicated, nor is it indicative of future operating results or financial positions. The pro forma adjustments are based upon currently available information and certain assumptions that Cabot believes are reasonable under the circumstances.

A final determination of fair values of assets to be acquired and liabilities to be assumed relating to Cabot’s acquisition of Norit may differ materially from preliminary estimates. This final valuation will also be based on the fair value of the actual net tangible and intangible assets of Norit that exist as of the date of the completion of the acquisition. The final valuation may materially change the allocation of the purchase price, which could materially affect the fair values assigned to the assets and liabilities and could result in a material change to the unaudited pro forma combined financial statements.

Cabot Corporation

Unaudited pro forma combined balance sheet

Assets

As of March 31, 2012

(in millions)

	Historical Cabot Corporation	Historical Norit(1)	Pro forma adjustments	*	Pro forma combined
Current assets
Cash and cash equivalents	$366	$16	$(220)	A	$162
Trade receivables, net	759	43	—		802
Inventories	423	130	18	B	571
Prepaid expenses and other current assets	73	10	(2)	C	81
Deferred income taxes	27	7	—		34

Total current assets	1,648	206	(204)		1,650

Property, plant and equipment, net	1,079	321	24	D	1,424
Goodwill	40	155	299	E	494
Equity affiliates	62	8	—		70
Assets held for rent	51	—	—		51
Notes receivable from sale of business	263	—	—		263
Deferred income taxes	185	46	—		231
Norit intangible assets, net	—	89	238	F	327
Other assets	101	23	(6)	G	118

Total assets	$3,429	$848	$351		$4,628

(1)	Historical Norit consolidated balance sheet as of March 31, 2012.

*	See the referenced letter paragraph in Note 3 of the accompanying notes for an explanation of the pro forma adjustments.

See accompanying notes to unaudited pro forma combined financial statements.

Cabot Corporation

Unaudited pro forma combined balance sheet

Liabilities and shareholders’ equity

As of March 31, 2012

(in millions, except share amounts)

	Historical Cabot Corporation	Historical Norit(1)	Pro forma adjustments	*	Pro forma combined
Current liabilities
Notes payable to banks	$79	$9	$—		$88
Accounts payable and accrued liabilities	496	79	12	H	587
Income taxes payable	55	—	—		55
Deferred income taxes	6	2	—		8
Current portion of long-term debt	48	4	(4)	I	48

Total current liabilities	684	94	8		786

Long-term debt	560	628	282	I	1,470
Deferred income taxes	9	60	87	K	156
Other liabilities	298	15	—		313

Total liabilities	1,551	797	377		2,725

Stockholders’ equity:
Preferred stock:
Authorized: 2,000,000 shares of $1 par value
Issued and Outstanding : None and none	—	—	—		—
Common stock:
Authorized: 200,000,000 shares of $1 par value
Issued: 63,653,983 shares
Outstanding: 63,399,863 shares	64	13	(13)	M	64
Less cost of 254,120 shares of common treasury stock	(8)	—	—		(8)
Additional paid-in capital	17	62	(62)	M	17
Retained earnings (deficit)	1,576	(30)	30	M	1,576
			(12)	H	(12)
Deferred employee benefits	(11)	—	—		(11)
Accumulated other comprehensive income	108	(31)	31	M	108

Total Cabot Corporation stockholders’ equity	1,746	14	(26)		1,734
Noncontrolling interests	132	37	—		169

Total stockholders’ equity	1,878	51	(26)		1,903

Total liabilities and stockholders’ equity	$3,429	$848	$351		$4,628

(1)	Historical Norit consolidated balance sheet as of March 31, 2012.

*	See the referenced letter paragraph in Note 3 of the accompanying notes for an explanation of the pro forma adjustments.

See accompanying notes to unaudited pro forma combined financial statements.

Cabot Corporation

Unaudited pro forma combined statement of operations

for the twelve months ended September 30, 2011

(in millions, except per share amounts)

	Historical Cabot Corporation	Historical Norit(1)	Pro forma adjustments	*	Pro forma combined
Net sales and other operating revenues	$3,102	$360	$—		$3,462
Cost of sales	2,544	257	—		2,801

			10	F	10

			18	B	18

			2	D	2

Gross profit	558	103	(30)		631
Selling and administrative expenses	249	47	7	F	303
Research and technical expenses	66	3	—		69

Income from operations	243	53	(37)		259
Interest and dividend income	2	2	(2)	A	2
Interest expense	(39)	(88)	49	J	(78)
Other (expense) income (2)	(3)	33	—		30

Income from continuing operations before income taxes and equity in net earnings of affiliated companies	203	—	10		213
(Provision) benefit for income taxes	(6)	(7)	5	L	(8)
Equity in net earnings of affiliated companies	8	1	—		9

Income from continuing operations	$205	$(6)	$15		$214

Weighted-average common shares outstanding, in millions:
Basic	64.6	9.2	—		64.6
Diluted	65.4	9.2	—		65.4

Income from continuing operations per common share:
Basic(3)	$3.14	$(0.65)	$0.79		$3.28
Diluted(3)	$3.10	$(0.65)	$0.79		$3.24

(1)	Historical Norit carve out combined and consolidated statement of operations for the twelve months ended December 31, 2011. Norit’s historical financial statements did not include an allocation of depreciation and amortization to Cost of sales and Selling and administrative expenses. Cabot has allocated these amounts, consistent with its accounting policies using available information. Similarly, the gain on litigation settlement has been classified within Other (expense) income instead of the historical presentation within operating income. (See footnote 2 below.)

(2)	Following the award by the panel in the arbitration with ADA-ES, Inc. (“ADA”) and the consequent negotiations with ADA for breach of contract claims, Norit recognized a gain of approximately $33 million during the year ended December 31, 2011 in connection with its settlement with ADA.

(3)	Income from continuing operations per common share amounts are unaudited. Pro forma combined income from continuing operations per common share for the twelve months ended September 30, 2011 is calculated by dividing pro forma combined income from continuing operations by Cabot’s weighted-average common shares outstanding.

*	See the referenced letter paragraph in Note 3 of the accompanying notes for an explanation of the pro forma adjustments.

See accompanying notes to unaudited pro forma combined financial statements.

Cabot Corporation

Unaudited pro forma combined statement of operations

for the six months ended March 31, 2012

(in millions, except per share amounts)

	Historical Cabot Corporation	Historical Norit(1)	Pro forma adjustments	*	Pro forma combined
Net sales and other operating revenues	$1,606	$175	$—		$1,781
Cost of sales	1,290	123	—		1,413

			5	F	5

			1	D	1

Gross profit	316	52	(6)		362
Selling and administrative expenses	131	21	4	F	156
Research and technical expenses	37	2	—		39

Income from operations	148	29	(10)		167
Interest and dividend income	2	2	(1)	A	3
Interest expense	(19)	(59)	41	J	(37)

Income from continuing operations before income taxes and equity in net earnings of affiliated companies	131	(28)	30		133
(Provision) benefit for income taxes	(39)	7	(4)	L	(36)
Equity in net earnings of affiliated companies	4	—	—		4

Income from continuing operations	$96	$(21)	$26		$101

Weighted-average common shares outstanding, in millions:
Basic	63.4	9.2	—		63.4
Diluted	64.1	9.2	—		64.1

Income from continuing operations per common share:
Basic(2)	$1.50	$(2.28)	$2.36		$1.58
Diluted(2)	$1.48	$(2.28)	$2.36		$1.56

(1)	Historical Norit consolidated statement of operations for the six months ended March 31, 2012.

(2)	Pro forma combined income from continuing operations per common share for the six months ended March 31, 2012 is calculated by dividing pro forma combined income from continuing operations by Cabot’s weighted-average common shares outstanding.

*	See the referenced letter paragraph in Note 3 of the accompanying notes for an explanation of the pro forma adjustments.

See accompanying notes to unaudited pro forma combined financial statements.

Cabot Corporation

Notes to unaudited pro forma combined financial statements

1. Basis of Presentation

The Unaudited Pro Forma Combined Financial Statements (the “Statements”) have been derived from the historical consolidated financial statements of Cabot Corporation (“Cabot” or the “Company”) and of Norit N.V.’s Activated Carbon Business (“Norit”). Norit’s historical financial results present the Activated Carbon Business on a carve out combined basis from the other Norit Group business, which is further discussed in Note 1 of the consolidated financial statements incorporated by reference into this prospectus supplement. Certain financial statement line items included in Norit’s historical presentation have been disaggregated, condensed, or reclassified to conform to corresponding financial statement line items included in Cabot’s presentation. The reclassifications relate to depreciation and amortization expense which has been allocated to Cost of sales and Selling and administrative expenses and the gain on litigation settlement.

The transaction is reflected in the Statements as an acquisition of Norit by Cabot using the acquisition method of accounting, in accordance with business combination accounting guidance under generally accepted accounting principles of the United States (“GAAP”). Under these accounting standards, the assets to be acquired and the liabilities to be assumed will be measured at estimated fair value. For the purpose of measuring the estimated fair value of the assets to be acquired and liabilities to be assumed, Cabot has applied the accounting guidance under GAAP for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The unaudited pro forma adjustments included herein are preliminary and will be revised as additional information becomes available and as valuation work is completed. The final purchase price allocation will be determined after the completion of the acquisition, which is expected to close within calendar year 2012, and the final allocations may differ materially from those presented. Identifiable assets and liabilities of Norit, including identifiable intangible assets, were recorded based on their estimated fair values as of March 31, 2012.

Inventories:    Inventories to be acquired include raw materials, work-in-process and finished goods. The fair value of raw materials and work-in-process was determined based on the estimated selling price of the eventual finished inventories, adjusted for expected: (i) costs to complete the manufacturing process; (ii) costs of the selling effort; and (iii) a reasonable profit allowance for the remaining manufacturing and selling effort. The fair value of finished goods was determined based on the estimated selling price, net of selling costs and a reasonable profit margin.

Property, plant and equipment:    Property, plant and equipment to be acquired will be depreciated using the straight-line method over their estimated remaining useful lives ranging from three to twenty-five years based on the Company’s preliminary valuation.

Identifiable intangible assets:    Identifiable intangible assets to be acquired include customer relationships, completed technology, and trademarks. The fair value of intangible assets was based on the Company’s preliminary valuation. Estimated useful lives of amortizable intangible assets are based on the time periods during which the intangibles are expected to result in incremental cash flows. Trademarks are deemed to have indefinite lives.

Goodwill:    Goodwill represents the excess of the preliminary acquisition consideration over the estimated fair values of net assets to be acquired. Goodwill will not be amortized and is not deductible for tax purposes. Goodwill will be tested for impairment at least annually or whenever certain indicators of impairment are present.

Deferred tax assets and liabilities:    Deferred income taxes are determined based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are recognized to the extent that realization of those assets is considered to be more likely than not. A valuation allowance is established for deferred taxes when it is more likely than not that all or a portion of the deferred tax assets will not be realized.

2. Preliminary Purchase Price Allocation

The Company will pay $1,110 million of total cash consideration to acquire Norit, which includes $10 million of lock box interest.

The total fair value of the consideration has been preliminarily allocated to the net tangible and intangible assets based upon their estimated fair values as of March 31, 2012. The excess of the purchase price over the estimated fair value of the net tangible and intangible assets has been recorded as goodwill.

The following summarizes the preliminary purchase price allocation, as if the acquisition had occurred on March 31, 2012:

(in millions)

Assets to be acquired:
Trade receivables, net	$43
Inventories	148
Prepaid expenses and other current assets	8
Property, plant and equipment	345
Norit intangible assets	327
Goodwill	454
Deferred tax assets	53
Other assets	21

Total assets to be acquired	$1,399

Liabilities to be assumed:
Accounts payable and accrued liabilities	$79
Deferred tax liabilities	149
Other liabilities	24
Noncontrolling interest	37

Total liabilities to be assumed	$289

Net assets to be acquired	$1,110

Cabot has made preliminary allocation estimates based on limited access to information and will not have sufficient information to make final allocations until after completion of the transaction. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the transaction. Cabot anticipates that the valuations of the acquired assets and liabilities will include, but not be limited to, inventory, fixed assets, customer relationships, completed technology, trademarks and other potential intangible assets. The valuations will consist of physical appraisals, discounted cash flow analyses, or other appropriate valuation techniques to determine the fair value of the assets acquired and liabilities assumed. The preliminary purchase price allocation was based on reviews of publicly disclosed allocations for other acquisitions in the chemical industry, Cabot’s historical experience, other available public information and Cabot’s financial due diligence review of Norit’s business. The analysis was performed at an aggregate level and was based on estimates that are reflective of market participant assumptions including the amount, timing, and realization of future cash flows.

With respect to properties to be acquired in the transaction, Norit has a number of manufacturing and distribution sites and related facilities, owns land and leases sites that include leasehold improvements, and owns machinery and equipment for use in its manufacturing operations. Cabot believes that it is probable that the fair value of the property, plant and equipment differs from the recorded balances in Norit’s March 31, 2012 consolidated statement of financial position. In this preliminary fair value assessment, Cabot estimated the fair value adjustment of approximately 7% above current book value. This adjustment considered the valuation of such assets at fair value in 2007 when Doughty Hanson & Co Managers Limited and Euroland Investments B.V. (“Doughty”) acquired Norit, the length of time since Doughty acquired Norit, Norit’s depreciation policies and practices, and a preliminary assessment of the fair value of the land and buildings of Norit.

With respect to the intangible assets to be acquired in the transaction, Norit has a number of customer relationships, significant technology, and a number of trademarks.

The amounts allocated to assets to be acquired and liabilities to be assumed in the transaction could differ materially from the preliminary amounts presented in these Statements. Decreases or increases in the fair value of assets to be acquired or liabilities to be assumed in the transaction from those preliminary valuations presented in these Statements would result in a corresponding increase or decrease in the amount of goodwill that will result from the transaction. In addition, if the value of the assets to be acquired is higher than the preliminary indication, it may result in higher amortization and/or depreciation expense than is presented in these Statements.

3. Pro forma Adjustments

The following pro forma adjustments have been made in the accompanying unaudited pro forma combined balance sheet as of March 31, 2012, and the unaudited pro forma combined statements of operations for the twelve months ended September 30, 2011 and the six months ended March 31, 2012 to reflect the purchase price, to adjust amounts related to Norit’s net tangible and intangible assets to a preliminary estimate of the fair values of those assets, to reflect the amortization expense related to the estimated amortizable properties and intangible assets and to reflect the interest and amortization of deferred financing costs associated with the transaction financing together with the associated tax impact:

(A)	To reduce cash and cash equivalents and corresponding interest income by $200 million of cash on hand expected to be used to finance the acquisition, by $4 million for the cash used to pay debt issuance costs to finance the transaction as described in Note I, and to eliminate Norit’s cash;

(B)	To reflect the step-up to record estimated fair value of inventory to be acquired as of March 31, 2012 and the corresponding amortization of inventory step-up into Cost of sales as if the acquisition had been completed on October 1, 2010;

(C)	To eliminate Norit’s capitalized initial public offering costs;

(D)	To reflect the step-up to record estimated fair value of property, plant and equipment as of March 31, 2012 and the corresponding adjustment to depreciation expense recorded in Cost of sales. With other assumptions held constant, a 25% increase in the fair value adjustment of property, plant and equipment as calculated would increase annual pro forma depreciation expense by less than $1 million. With other assumptions held constant, a decrease of 25% in the estimated remaining weighted average useful lives would increase annual pro forma depreciation expense of the fair value adjustment by approximately $1 million;

(E)	To eliminate the goodwill previously recorded by Norit and record the preliminary estimate of goodwill as derived from the purchase price allocation shown in Note 2. The goodwill generated from the acquisition of Norit is not amortized;

(F)	To reflect the step-up to the preliminary estimated fair value of Norit’s identifiable intangible assets from the respective carrying values reported by Norit as of March 31, 2012 and its corresponding amortization. The intangible assets primarily consist of customer relationships, completed technology, and trademarks. The estimated fair value of amortizable intangible assets (customer relationships and completed technology) is expected to be amortized on a straight-line basis over estimated useful lives that will range from 10 to 15 years, subject to the finalization of the purchase price allocation. With other assumptions held constant, a 25% increase in the fair value of intangible assets as calculated would increase annual pro forma amortization expense by $6 million. With other assumptions held constant, a decrease of 25% in the estimated remaining weighted average useful lives of amortizable intangible assets would increase annual pro forma amortization expense by approximately $8 million;

(G)	To eliminate Norit’s historical debt issuance costs of $10 million and record Cabot’s estimated debt issuance costs of $4 million associated with the expected financing of the acquisition;

(H)	To record Cabot’s estimated transaction related costs that were not yet incurred as of March 31, 2012;

(I)	To record Cabot’s expected borrowings totaling $910 million to finance the acquisition and to eliminate Norit’s external debt, including shareholder loans, of $628 million that will not be assumed in the transaction. These Statements assume that Cabot will complete an offering of debt securities with a principal amount of approximately $600 million and borrow approximately $310 million under its revolving credit facility, subject to current market conditions;

(J)	To eliminate Norit interest expense and foreign exchange loss on Norit debt that will not be assumed in the transaction in the amounts of $78 million and $55 million for the twelve months ended September 30, 2011 and the six months ended March 31, 2012, respectively, and to record interest expense on Cabot’s expected borrowings to finance the acquisition in the amounts of $29 million and $14 million for the twelve months ended September 30, 2011 and the six months ended March 31, 2012, respectively. With other assumptions held constant, a 12.5 basis point increase in interest rates of Cabot’s expected borrowings as calculated would increase annual interest expense by approximately $1 million;

(K)	To record the change in net deferred income taxes arising from the fair value step-up of Norit assets (inventory, fixed assets, and intangible assets) to be acquired by Cabot;

(L)	To calculate the adjustment to (provision) benefit for income taxes due to the pro forma adjustments using the applicable statutory rates; and

(M)	To eliminate Norit’s stockholders’ equity upon the closing of the acquisition.

Description of notes

The notes offered hereby will constitute two separate new series of debt securities to be issued under the Indenture dated as of September 21, 2009, as previously supplemented by the First Supplemental Indenture dated as of September 21, 2009, and further supplemented by the Second Supplemental Indenture dated as of July 12, 2012 (the “Indenture”), by and between Cabot Corporation and U.S. Bank National Association, as trustee (the “Trustee”). The following description is only a summary of the material provisions of the notes and the Indenture. You should read these documents in their entirety because they, and not this description, define your rights as holders of the notes. Unless the context requires otherwise, all references to “we” and the “Company” include only Cabot Corporation and not its subsidiaries.

General

The 2.55% Senior Notes due 2018 (the “2018 Notes”) and the 3.70% Senior Notes due 2022 (the “2022 Notes”) will be referred to herein as the “notes.”

Each series of notes offered by this prospectus supplement will be issued as a separate series under the Indenture. The 2018 Notes will initially be issued in an aggregate principal amount of $250,000,000 and will mature on January 15, 2018, and the 2022 Notes will initially be issued in an aggregate principal amount of $350,000,000 and will mature on July 15, 2022. The notes will be issued only in fully registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 above that amount. The notes will not be entitled to any sinking fund.

Interest on the notes will accrue at the rate per annum shown on the cover of this prospectus supplement from July 12, 2012, or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2013, to the persons in whose names the notes are registered in the security register at the close of business on January 1 or July 1 immediately preceding the relevant interest payment date, except that interest payable at maturity shall be paid to the same persons to whom principal of the notes is payable. Interest will be computed on the notes on the basis of a 360-day year of twelve 30-day months.

We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system.

Ranking

The notes will be our senior unsecured obligations and will rank equally in right of payment with all our other senior unsecured indebtedness, including any indebtedness outstanding under our revolving credit facility and our 5.00% Senior Notes due 2016. The notes will be effectively subordinated to any of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness and effectively junior to liabilities of our subsidiaries. As of March 31, 2012, on a pro forma basis after giving effect to the Transactions, the aggregate principal amount of our indebtedness would have been approximately $1.6 billion, including approximately $16 million of secured debt, consisting of capital leases.

The notes will not be guaranteed by any of our subsidiaries and will therefore be structurally subordinated to all existing and future indebtedness and other obligations, including trade payables, of our subsidiaries. As of March 31, 2012, on a pro forma basis after giving effect to the

Transactions, our subsidiaries would have had approximately $832 million of external debt, including capital leases, accounts payable and accrued liabilities, outstanding.

The Indenture does not limit the incurrence by us or our subsidiaries of other unsecured debt and does not limit the incurrence of secured debt by our subsidiaries which are not restricted subsidiaries. The Indenture and the terms of the notes will not contain any covenants (other than those described herein) designed to afford holders of any notes protection in a highly leveraged or other transaction involving us that may adversely affect holders of the notes. See “Risk Factors—Risks relating to the notes—We may not have the ability to raise the funds necessary to finance the special mandatory redemption required under certain circumstances by the indenture governing the notes.”

Special mandatory redemption

We expect to use the net proceeds from this offering in connection with the Norit acquisition (the “Acquisition”), as described under the heading “Use of proceeds.”

Within 5 Business Days following the earlier of (a) the date on which an Acquisition Termination Event occurs and (b) 5:00 p.m. (New York City time) on December 31, 2012, if the Acquisition has not closed by such date, we will be required to mail a notice of mandatory redemption to the holders of the notes fixing the date of such mandatory redemption (such date to be 30 days from the mailing of the notice of mandatory redemption). On such mandatory redemption date, we will be required to redeem the notes, in whole but not in part, at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest on the notes to the date of redemption.

“Acquisition Termination Event” means either (1) the Acquisition Agreement being rescinded or terminated or (2) we determine in our reasonable judgment that the Acquisition will not occur.

The proceeds of this offering will not be deposited into an escrow account pending any special mandatory redemption of the notes. Our ability to pay the redemption price to holders of the notes following a special mandatory redemption may be limited by our then-existing financial resources, and sufficient funds may not be available when necessary to make any required purchases of notes.

Optional redemption

We may, at our option, at any time and from time to time redeem the notes, in whole or in part, on not less than 30 nor more than 60 days’ prior notice mailed to the holders of the notes. The notes will be redeemable at a redemption price, plus accrued and unpaid interest to the date of redemption, equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed that would be due after the related redemption date but for such redemption (except that, if such redemption date is not an interest payment date, the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued thereon to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points with respect to the 2018 Notes or 35 basis points with respect to the 2022 Notes; provided that the principal amount of a note remaining outstanding after redemption in part shall be $2,000 or an integral multiple of $1,000 in excess thereof.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all Quotations obtained.

“Reference Treasury Dealer” means each of J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and their respective successors and two other nationally recognized investment banking firms that are Primary Treasury Dealers specified from time to time by us, except that if any of the foregoing ceases to be a primary U.S. government securities dealer in the United States (a “Primary Treasury Dealer”), we are required to designate as a substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer as of 3:30 p.m., New York City time, on the third business day preceding such redemption date.

On and after any redemption date, interest will cease to accrue on the notes called for redemption. Prior to any redemption date, we are required to deposit with a paying agent money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on such date. If we are redeeming less than all of the notes, the Trustee under the Indenture must select the notes to be redeemed by such method as the Trustee deems fair and appropriate in accordance with methods generally used at the time of selection by fiduciaries in similar circumstances.

Change of control triggering event

Upon the occurrence of a Change of Control Triggering Event with respect to a series of notes, unless we are required to redeem such series of notes as described under “—Special mandatory redemption” or “—Optional redemption” or we have exercised our right to redeem such series of notes by giving irrevocable notice to the Trustee in accordance with the Indenture, each holder of such series of notes will have the right to require us to purchase all or a portion of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Payment”), subject to the rights of holders of such series of notes on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following the date upon which the Change of Control Triggering Event occurred with respect to such series of notes, or at our option, prior to any Change of Control but after the first public announcement by us of the pending Change of Control if a definitive agreement is in place with respect to the event constituting a Change of Control at the time of mailing the Change of Control Offer, we will be required to send, by first class mail, a notice to each holder of such series of notes, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will, to the extent lawful:

•	accept or cause a third party to accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit or cause a third party to deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•

deliver or cause to be delivered to the Trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being repurchased and that all conditions precedent to the Change of Control Offer and to the repurchase by us or by a third party of notes pursuant to the Change of Control Offer have been complied with.

We will not be required to make a Change of Control Offer with respect to a series of notes if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all the notes properly tendered and not withdrawn under its offer.

We will comply in all material respects with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes and the Indenture by virtue of any such conflict.

For purposes of the foregoing discussion of a Change of Control Offer, the following definitions are applicable:

“Change of Control” means the occurrence of any of the following after the date of issuance of the notes:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Cabot and its subsidiaries taken as a whole to any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) other than to Cabot or one of its subsidiaries;

(2)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act, it being agreed that an employee of Cabot or any of its subsidiaries for whom shares are held under an employee stock ownership, employee retirement, employee savings or similar plan and whose shares are voted in accordance with the instructions of such employee shall not be a member of a “group” (as that term is used in Section 13(d)(3) of the Exchange Act) solely because such employee’s shares are held by a trustee under said plan), other than Cabot or one of its subsidiaries, becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of our Voting Stock representing more than 50% of the voting power of our outstanding Voting Stock; provided that a merger shall not constitute a “change of control” under this definition if (i) the sole purpose of the merger is our reincorporation in another state and (ii) our shareholders and the number of shares of our Voting Stock, measured by voting power and number of shares, owned by each of them immediately before and immediately following such merger are identical;

(3)	we consolidate with, or merge with or into, any Person, or any Person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or Voting Stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where our Voting Stock outstanding immediately prior to such transaction constitutes, or is converted into or exchanged for, Voting Stock representing more than 50% of the voting power of the Voting Stock of the surviving Person immediately after giving effect to such transaction;

(4)	during any period of 24 consecutive calendar months, the majority of the members of our board of directors shall no longer be composed of individuals (a) who were members of our board of directors on the first day of such period or (b) whose nomination or election (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director) to our board of directors was approved by (i) individuals referred to in clause (a) above or (ii) other directors described in this clause (b), in each case collectively constituting, at the time of such nomination or election, at least a majority of our board of directors or, if directors are nominated by a committee of our board of directors, constituting at the time of such nomination, at least a majority of such committee; or

(5)	the adoption, by our board of directors or shareholders, of a plan relating to our liquidation or dissolution.

“Change of Control Triggering Event” means, with respect to a series of notes, such series of notes is rated below Investment Grade by both of the Rating Agencies on any date during the period (the “Trigger Period”) commencing on the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings downgrade); provided that a particular downgrade in rating shall not be deemed to have occurred in respect of a particular Change in Control (and thus shall not result in a Change of Control Triggering Event) if any of the Rating Agencies making the downgrade in rating to which this definition would otherwise apply does not announce or publicly confirm or inform the Trustee in writing at its request that the downgrade was the result, in whole or in part, of any event or circumstance comprising of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Rating Event). If a Rating Agency is not providing a rating for such series of notes at the commencement of any Trigger Period, such series of notes will be deemed to have ceased to be called Investment Grade by such Rating Agency during that Trigger Period. Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s) and a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P), and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us under the circumstances permitting us to select a replacement agency and in the manner for selecting a replacement agency, in each case as set forth in the definition of “Rating Agency.”

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Person” means any individual, corporation, partnership, limited liability company, business trust, association, joint-stock company, joint venture, trust, incorporated or unincorporated organization or government or any agency or political subdivision thereof.

“Rating Agency” means each of Moody’s and S&P; provided, that if any of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, we may appoint another “nationally recognized statistical rating organization” as such term is defined in Section 3(a)(62) under the Exchange Act as a replacement for Moody’s or S&P, or both of them, as the case may be; provided, that we shall give notice of such appointment to the Trustee.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Cabot and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise, established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Cabot and its subsidiaries taken as a whole to another Person or group may be uncertain.

Our ability to make the Change of Control Payment to holders of the notes following a Change of Control Triggering Event may be limited by our then-existing financial resources. Sufficient funds may not be available when necessary to make any required purchases of notes. See “Risk Factors—Risks relating to the notes—We may not be able to repurchase the notes upon a Change of Control Triggering Event.”

Additional considerations

These notes are also subject to certain covenants as well as modification and defeasance provisions, which are described in the accompanying base prospectus. For a more detailed description, see “Description of Debt Securities” in the accompanying base prospectus.

Further issues

The Indenture does not limit the amount of notes of each series of notes offered hereby or any future series that we may issue. We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue additional notes of the same series as any series of the notes offered hereby, ranking equally and ratably with the applicable series of notes being issued in this offering in all respects (other than the issue price, the date of issuance, the payment of interest accruing prior to the issue date of such additional notes and the first payment of interest following the issue date of such additional notes); provided that such additional notes must be part of the same issue as the applicable series of notes being issued in this offering for U.S. federal income tax purposes. Any such additional notes, together with the notes offered hereby of such series, shall be consolidated and form a single series of notes under the Indenture, including for purposes of voting and redemptions. No additional notes of a series may be issued if an Event of Default has occurred and is continuing with respect to such series of the notes.

Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes of any series (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding Notes of such series to receive payments in respect of the principal of, or interest or premium, if any, on such Notes when such payments are due from the trust referred to below;

(2)	the Company’s obligations with respect to the Notes of such series concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the corresponding series of Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “Description of Debt Securities—Events of Default and Notice Thereof” in the accompanying prospectus will no longer constitute Events of Default with respect to such series of Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to any series of Notes:

(1)

the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes of such series, cash in U.S. dollars, U.S. dollar-denominated Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes of such series on the date of maturity or redemption thereof, as the case may be, and the Company must specify whether the Notes of such series are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a)	the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b)	since the date of the Second Supplemental Indenture, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the holders of the Notes of such series will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the holders of the Notes of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default (other than that resulting from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Debt and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5)	such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which it is bound (other than an Event of Default resulting from borrowing of funds to be applied to such deposit and any similar and simultaneous deposit relating to other indebtedness, and in each case, the grant of any lien securing such borrowing);

(6)	the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(7)	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Concerning the trustee

U.S. Bank National Association is the trustee under the Indenture. We may, from time to time, borrow from or maintain deposit accounts and conduct other banking transactions with U.S. Bank National Association or its affiliates in the ordinary course of business.

Governing law

The Indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-entry system

Global notes

We will issue the notes in the form of one or more global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking, société anonyme, Luxembourg, which we refer to as “Clearstream,” or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as “Euroclear,” in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their United States depositaries, which in turn will hold such interests in customers’ securities accounts in the United States depositaries’ names on the books of DTC.

We have obtained the information in this section concerning DTC, Clearstream and Euroclear and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

We understand that:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act.

•

DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

•

DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the Financial Industry Regulatory Authority, Inc. (successor to the National Association of Securities Dealers, Inc.).

•

Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the Securities and Exchange Commission.

We understand that Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

We understand that Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., which we refer to as the “Euroclear Operator,” under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, which we refer to as the “Cooperative.” All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience, and we make no representation or warranty of any kind with respect to these operations and procedures. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the underwriters or the Trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•

upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•

ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or a global note.

Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be solely responsible for those payments.

Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the United States depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the United States depositary for Euroclear.

Clearance and settlement procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the United States depositary. Such cross-market transactions, however, will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the United States depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their United States depositaries.

Because of time-zone differences, credits of the notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by a global note upon surrender by DTC of the global note if:

•

DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Exchange Act, and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered;

•	an event of default under the Indenture has occurred and is continuing, and DTC requests the issuance of certificated notes; or

•	we determine not to have the notes represented by a global note.

Neither we nor the Trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the notes. We and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

Certain United States federal income tax consequences

The following discussion summarizes certain of the United States federal income tax consequences of the purchase, ownership and disposition of the notes. This summary:

•

is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations issued under the Code, judicial decisions and administrative pronouncements, all of which are subject to different interpretation and to change. Any such change may be applied retroactively and may adversely affect the United States federal income tax consequences described in this prospectus supplement;

•

addresses only tax consequences to investors that purchase the notes upon their original issuance for cash at their initial offering price and hold the notes as capital assets within the meaning of Section 1221 of the Code (that is, generally, for investment purposes);

•	does not discuss all of the tax consequences that may be relevant to particular investors in light of their particular circumstances (such as the application of the alternative minimum tax);

•

does not discuss all of the tax consequences that may be relevant to investors that are subject to special treatment under the United States federal income tax laws (such as insurance companies, financial institutions, tax-exempt organizations, retirement plans, regulated investment companies, dealers in securities or currencies, U.S. Holders (as defined below) the functional currency of which for United States federal income tax purposes is not the United States dollar, holders holding the notes as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, former United States citizens or long-term residents subject to taxation as expatriates under Section 877A of the Code, or traders in securities that have elected to use a mark-to-market method of accounting for their securities holdings);

•

does not discuss the effect of other United States federal tax laws (such as estate and gift tax laws) except to the limited extent specifically indicated below, and does not discuss any state, local or non-United States tax laws; and

•

does not discuss the tax consequences to a person holding notes through a partnership (or other entity or arrangement) classified as a partnership for United States federal income tax purposes, except to the limited extent specifically indicated below.

If a partnership (or other entity or arrangement) classified as a partnership for United States federal income tax purposes holds the notes, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding notes, you should consult your tax advisor regarding the tax consequences of the purchase, ownership or disposition of the notes.

You should consult your own tax advisor with regard to the application of the tax consequences discussed below to your particular situation and the application of any other United States federal as well as state, local or non-United States tax laws, including gift and estate tax laws, and tax treaties.

Certain United States federal income tax consequences to U.S. Holders

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the notes by a holder that is a “U.S. Holder.” For purposes of this summary, “U.S. Holder” means a beneficial owner of a note or notes that is for United States federal income tax purposes:

•

an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•

a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States (or any state thereof or the District of Columbia);

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (within the meaning of the Code) have the authority to control all of its substantial decisions, or (ii) such trust has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Treatment of interest

Stated interest on the notes will be taxable to a U.S. Holder as ordinary income as the interest is received or accrues in accordance with the U.S. Holder’s method of tax accounting.

We may pay additional amounts in certain circumstances, including as described under “Description of notes—Special mandatory redemption,” and “Description of notes—Change of control triggering event.” We intend to take the position that the possibility of such payments does not result in the notes being treated as contingent payment debt instruments under the applicable United States Treasury regulations. Our position is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable United States Treasury regulations. However, the Internal Revenue Service (“IRS”) could challenge this position, and if such challenge were successful, a U.S. Holder might be required to accrue income on its notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note. The remainder of this discussion assumes the notes are not treated as contingent payment debt instruments. In the event a contingent payment actually occurs, it would affect the amount and timing of the income recognized by a U.S. Holder.

Treatment of taxable dispositions of notes

Upon the sale, exchange, redemption or other taxable disposition (each, a “disposition”) of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount received on such disposition (other than amounts received in respect of accrued but unpaid interest, which will generally be taxable to that U.S. Holder as ordinary interest income at that time if not previously included in the U.S. Holder’s income) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will be, in general, the cost of the note to the U.S. Holder less any principal payments received. Gain or loss realized on the disposition of a note generally will be capital gain or loss by the U.S. Holder. Such gain or loss will be long-term capital gain or loss if, at the time of such disposition, the note has been held for more than one year and otherwise generally will be short-term capital gain or loss. Long-term capital gain recognized by a non-corporate U.S. Holder generally is eligible for reduced rates of United States federal income taxation. The deductibility of capital losses is subject to significant limitations.

Certain United States federal tax consequences to Non-U.S. Holders

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of the notes by a holder that is a “Non-U.S. Holder.” For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of a note or notes, other than a partnership (or other entity or arrangement) classified as a partnership for United States federal income tax purposes, who is not a U.S. Holder.

Special rules may apply to Non-U.S. Holders that are subject to special treatment under the Code, including “controlled foreign corporations” and “passive foreign investment companies,” or under tax treaties to which the United States is a party. Such Non-U.S. Holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Treatment of interest

Subject to the discussions below concerning backup withholding and FATCA (as defined below), a Non-U.S. Holder will not be subject to United States federal income or withholding tax in respect of interest income on a note if the interest income qualifies for the “portfolio interest exception.” Interest income on a note will qualify for the “portfolio interest exception” if each of the following requirements is satisfied:

•	the interest income is not effectively connected with the conduct of a trade or business in the United States;

•	the Non-U.S. Holder appropriately certifies its status as a non-United States person (as described below);

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the Non-U.S. Holder is not a “controlled foreign corporation” (within the meaning of the Code) that is actually or constructively related to us through stock ownership; and

•	the Non-U.S. Holder is not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business.

The certification requirement referred to above generally will be satisfied if the Non-U.S. Holder provides us or our paying agent with a statement on IRS Form W-8BEN (or a suitable substitute or successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a United States person (within the meaning of the Code). If the Non-U.S. Holder holds its notes through a financial institution or other agent acting on the holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to that agent, and that agent will then be required to provide appropriate documentation to us or our paying agent (either directly or through other intermediaries). For payments made to non-U.S. partnerships and certain other pass-through entities, the certification requirement will generally apply to the partners or other interest holders in addition to the partnership or other pass-through entity. We may be required to report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld, if any, with respect to each Non-U.S. Holder. Prospective Non-U.S. Holders should consult their tax advisors regarding this certification requirement, and alternative methods for satisfying the certification requirement.

If the requirements of the “portfolio interest exception” are not satisfied with respect to a Non-U.S. Holder, payments of interest to that Non-U.S. Holder will be subject to a 30% United States withholding tax, unless another exemption or a reduced withholding rate applies. For example, if a Non-U.S. Holder qualifies for the benefits of an applicable income tax treaty, such treaty may reduce or eliminate such tax, in which event a Non-U.S. Holder claiming the benefit of such treaty must provide the withholding agent with a properly executed IRS Form W-8BEN (or a suitable substitute or successor form) establishing the benefit of the applicable tax treaty.

Alternatively, an exemption to the 30% United States withholding tax applies if the interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and the Non-U.S. Holder provides an appropriate statement to that effect on a properly executed IRS Form W-8ECI (or a suitable substitute or successor form). In the latter case, such Non-U.S. Holder generally will be subject to United States federal income tax with respect to all income from the notes in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise. In addition, such a Non-U.S. Holder that is a corporation may be subject to a branch profits tax with respect to any such United States trade or business income at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Treatment of taxable dispositions of notes

Subject to the discussions below concerning backup withholding and FATCA (as defined below), a Non-U.S. Holder generally will not be subject to United States federal income tax on gain realized upon the taxable disposition of a note unless:

•	the Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States).

If the first exception above applies, the Non-U.S. Holder generally will be subject to United States federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to United States sources (including gains from the taxable disposition of the note) exceed capital losses allocable to United States sources. If the second exception above applies, the Non-U.S. Holder generally will be subject to United States federal income tax with respect to such gain in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Treatment of notes for United States federal estate tax purposes

A note held, or beneficially held, by an individual who is not a citizen or resident (as determined for estate tax purposes) of the United States at the time of his or her death will not be includable in the individual’s gross estate for United States federal estate tax purposes, provided that at the time of death (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote and (ii) payments with respect to such note would not have been effectively connected with the conduct by such holder of a trade or business in the United States. In addition, under the terms of an applicable estate tax treaty, United States federal estate tax may not apply or may be reduced with respect to a note.

Certain United States information reporting requirements, backup withholding and FATCA

U.S. Holders

We, or if a U.S. Holder holds notes through a broker or other securities intermediary, the intermediary, may be required to file United States information returns with respect to payments of interest made to the U.S. Holder, and, in some cases, disposition proceeds of the notes.

In addition, a U.S. Holder may be subject to backup withholding at a current rate of 28% (or a potentially higher rate in taxable years after December 31, 2012) on those payments if the U.S. Holder does not provide its taxpayer identification number in the manner required, fails to certify that it is not subject to backup withholding, fails to properly report in full its dividend and interest income, or otherwise fails to comply with the applicable requirements of the backup withholding rules. Some non-individual holders, including corporations, tax-exempt organizations and individual retirement accounts, are normally exempt from these requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a credit against the U.S. Holder’s United States federal income tax liability (or be refunded) provided the required information is timely furnished to the IRS. Prospective U.S. Holders should consult their tax advisors concerning the application of information reporting and backup withholding rules.

Non-U.S. Holders

United States rules concerning information reporting and backup withholding applicable to Non-U.S. Holders are as follows:

•

interest payments received by a Non-U.S. Holder will be exempt from the usual backup withholding rules if the Non-U.S. Holder satisfies the certification requirements described under “—Certain United States federal tax consequences to Non-U.S. Holders—Treatment of interest” above. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that the holder should be subject to the usual information reporting or backup withholding rules. In addition, information reporting (on Form 1042-S) may still apply to payments of interest even if certification is provided and the interest is exempt from the 30% withholding tax; and

•

sale proceeds received by a Non-U.S. Holder on a sale of notes through a broker may be subject to information reporting and/or backup withholding if the Non-U.S. Holder is not eligible for an exemption and does not provide the certification described under “—Certain United States federal tax consequences to Non-U.S. Holders—Treatment of interest” above. In particular, information reporting and backup withholding may apply if the Non-U.S. Holder uses the United States office of a broker, and information reporting (but generally not backup withholding) may apply if a Non-U.S. Holder uses the non-United States office of a broker that has certain connections to the United States.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a credit against the Non-U.S. Holder’s United States federal income tax liability (or be refunded) provided the required information is timely furnished to the IRS. Prospective Non-U.S. Holders should consult their tax advisors concerning the application of information reporting and backup withholding rules.

FATCA

Under Sections 1471 through 1474 of the Code and any current and future guidance thereunder (“FATCA”), withholding at a rate of 30% will be imposed on payments to certain non-U.S. entities (including intermediaries), including interest on and the gross proceeds from dispositions of certain debt obligations, unless various United States information reporting and due diligence requirements that are different from, and in addition to, the certification requirements described above have been satisfied (generally relating to ownership by U.S. persons of interests in or accounts with those entities). These withholding tax rules will begin to phase in beginning January 1, 2014. Proposed Treasury regulations contain an exception that provides that the withholding tax rules under FATCA will not apply to payments made on, or gross proceeds from sales or dispositions (including redemptions) of, debt instruments that are outstanding on January 1, 2013. Nevertheless, payments on the notes, and gross proceeds from sales or dispositions (including redemptions), may become subject to these rules if the notes are modified after January 1, 2013. If withholding is required with respect to the notes or interests therein in order to comply with FATCA, holders and beneficial owners of the notes will not be entitled to receive any additional amounts to compensate them for such withholding. The IRS’s guidance with respect to these rules is only preliminary, and the scope of these rules remains unclear and potentially subject to material changes. Prospective holders should consult their tax advisors regarding the possible implications of this legislation on their investment in the notes.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY, IS NOT TAX ADVICE AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER UNITED STATES FEDERAL INCOME, STATE, LOCAL, NON-UNITED STATES AND OTHER TAX LAWS (AND ANY PROPOSED CHANGES IN APPLICABLE LAW).

Underwriting

Subject to the terms and conditions in the underwriting agreement among us and J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as representatives of the underwriters named below, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the respective principal amount of the notes that appears opposite its name in the table below:

Underwriter	Principal amount of 2018 Notes	Principal amount of 2022 Notes
J.P. Morgan Securities LLC .	$117,000,000	$163,800,000
Citigroup Global Markets Inc.	78,000,000	109,200,000
Morgan Stanley & Co. LLC	20,000,000	28,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	6,675,000	9,345,000
Mizuho Securities USA Inc.	6,675,000	9,345,000
TD Securities (USA) LLC	6,650,000	9,310,000
HSBC Securities (USA) Inc.	5,000,000	7,000,000
RBS Securities Inc.	5,000,000	7,000,000
U.S. Bancorp Investments, Inc.	5,000,000	7,000,000

Total	$250,000,000	$350,000,000

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase notes from us, are several and not joint. The underwriters have agreed to purchase all of the notes if any of them are purchased.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to 0.350% of the principal amount of the 2018 Notes and 0.400% of the principal amount of the 2022 Notes. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.200% of the principal amount of the 2018 Notes and 0.250% of the principal amount of the 2022 Notes to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

In the underwriting agreement, we have agreed that:

•

We will not offer or sell any of our debt securities (other than the notes) from the date of this prospectus supplement through and including the date that is one business day after the closing date of the offering of the notes without the prior consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc.

•

We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering of notes (expressed as a percentage of the principal amount of the notes):

	Paid by us
	Per note	Total
2018 Notes	0.60%	$1,500,000
2022 Notes	0.65%	$2,275,000

Each series of notes offered hereby are a new issue of securities for which there is no established trading market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any dealer quotation system. The underwriters have advised us that they intend to make a market in the notes, as permitted by applicable laws and regulations; however, the underwriters are not obligated to do so and they may discontinue their market-making activities at any time without notice. Accordingly, an active public trading market for the notes may not develop, and the market price and liquidity of the notes may be adversely affected.

In connection with this offering of the notes, the underwriters may engage in overallotments, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. The underwriters are not required to engage in stabilizing or syndicate covering transactions and if they engage in such transactions, they may discontinue them at any time.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and the 2010 PD Amending Directive to the extent implemented, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented;

•

to fewer than (i) 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented) or (ii) if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus

Directive or the 2010 PD Amending Directive if the relevant provision has been implemented), subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive or Article 3(2) of the PD Amending Directive to the extent implemented.

For the purposes of this provision, the expression an “offer of notes to the public,” in relation to any notes in any Relevant Member State, means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EC.

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to us or the subsidiary guarantors; and

•

it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. J.P. Morgan Securities LLC and Citigroup Global Markets Inc. (or their respective affiliates) are acting as joint lead arrangers, joint bookrunners and lenders under an unsecured bridge loan commitment that will be available to us if we do not sell sufficient notes in this offering to complete the Norit acquisition. In addition, an affiliate of J.P. Morgan Securities LLC is the administrative agent and a lender and an affiliate of Citigroup Global Markets Inc. is a lender under our revolving credit facility. An affiliate of J.P. Morgan Securities LLC acted as financial advisor to us in connection with the Norit acquisition. These entities have received and will receive customary fees for these roles.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and/or instruments.

Validity of notes

The validity of the notes offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. The validity of the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The financial statements as of September 30, 2011 and 2010, and for each of the three years in the period ended September 30, 2011, of Cabot Corporation included in the Annual Report on Form 10-K filed on November 29, 2011, and incorporated by reference in this prospectus supplement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The carve out combined and consolidated financial statements of Norit N. V. as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Accountants N.V., independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Incorporation of certain information by reference

We “incorporate by reference” into this prospectus supplement some of the information we file with the SEC, which means that we can disclose important information to you by referring you to those filings. The information incorporated by reference is considered to be a part of this prospectus supplement. Any information contained in future SEC filings that are incorporated by reference into this prospectus supplement will automatically update this prospectus supplement, and any information included directly in this prospectus supplement shall update and supersede the information contained in past SEC filings incorporated by reference in this prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information deemed furnished and not filed in accordance with SEC rules, including pursuant to Items 2.02 and 7.01 of Form 8-K).

•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2011, filed with the SEC on November 29, 2011;

•	Our Quarterly Reports on Form 10-Q for the quarters December 31, 2011, filed with the SEC on February 8, 2012, and March 31, 2012, filed with the SEC on May 7, 2012; and

•	Our Current Reports on Form 8-K filed with the SEC on January 19, January 23, March 13, June 21 and July 2, 2012.

You should rely only upon the information provided in this prospectus supplement or incorporated by reference into this prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus supplement, including any information incorporated by reference, is accurate as of any date other than the date of this prospectus supplement.

You should read the information relating to us in this prospectus supplement together with the information in the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the SEC.

Prospectus

Debt Securities

Cabot Corporation (“Cabot” and, together with its consolidated subsidiaries, the “Company”) may offer from time to time in one or more series unsecured debt securities (“Debt Securities”) in amounts, at prices and on other terms to be determined at the time of offering. The Debt Securities may be offered in separate series in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a “Prospectus Supplement”). You should rely only on the information contained in or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this Prospectus is accurate as of any date other than the date on the front of this Prospectus. Unless stated otherwise or the context otherwise requires, the terms “Cabot,” “we,” “us,” and “our” refer to Cabot Corporation, a corporation organized under the laws of Delaware and its subsidiaries.

The specific terms of the Debt Securities for which this Prospectus is being delivered (the “Offered Securities”) will be set forth in the applicable Prospectus Supplement and will include, where applicable, the specific title, aggregate principal amount, ranking, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of Cabot or repayment at the option of the holder, terms for sinking fund payments, covenants and any initial public offering price.

The applicable Prospectus Supplement will also contain information, where appropriate, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Debt Securities covered by such Prospectus Supplement.

The Debt Securities may be offered directly, through agents designated from time to time by Cabot or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See “Plan of Distribution.” Except as otherwise permitted by law, no Debt Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Debt Securities.

Investing in the Debt Securities involves certain risks. See “Item 1A-Risk Factors” in Cabot’s most recent Annual Report on Form 10-K incorporated by reference in this Prospectus, and in any Quarterly Report on Form 10-Q or applicable Prospectus Supplement, for a discussion of the factors you should carefully consider before deciding to purchase these Debt Securities.

The address of the Company’s principal executive offices is Two Seaport Lane, Suite 1300, Boston, Massachusetts 02210 and the telephone number at the Company’s principal executive offices is (617) 345-0100.

These Debt Securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is September 21, 2009

AVAILABLE INFORMATION

Cabot is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC” or the “Commission”). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Public Reading Room maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials can be obtained upon written request from the Public Reading Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, by calling the Commission at (800) 732-0330.

Cabot files information electronically with the Commission, and the Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the Commission. The address of the Commission’s website is http://www.sec.gov.

Cabot has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Debt Securities. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including exhibits thereto, may be inspected and copied at the locations described above. Statements contained in this Prospectus as to the contents of any document referred to are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents previously filed by Cabot with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference:

•	Cabot’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008.

•	Cabot’s Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2008, March 31, 2009 and June 30, 2009.

•	Cabot’s Proxy Statement on Scheduled 14A filed on January 28, 2009 and Definitive Additional Materials on Schedule 14A filed on February 27, 2009.

•

Cabot’s Current Reports on Form 8-K filed on November 19, 2008, December 11, 2008, January 20, 2009, January 29, 2009 (Film No. 09553982 only), March 18, 2009, September 9, 2009 and September 16, 2009.

All documents filed by Cabot pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in an applicable Prospectus Supplement) or in any subsequently filed document that is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus or any Prospectus Supplement, except as so modified or superseded.

ANY PERSON RECEIVING A COPY OF THIS PROSPECTUS MAY OBTAIN, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. WRITTEN REQUESTS SHOULD BE MAILED TO JANE A. BELL, SECRETARY, CABOT CORPORATION, TWO SEAPORT LANE, SUITE 1300, BOSTON, MASSACHUSETTS 02210. TELEPHONE REQUESTS MAY BE DIRECTED TO MS. BELL AT (617) 345-0100.

Copies of these filings are also available, without charge, at the Investor Relations section of Cabot’s website at www.cabot-corp.com. The other contents of Cabot’s website have not been, and shall not be deemed to be, incorporated by reference into this Prospectus.

FORWARD LOOKING STATEMENTS

This Prospectus, including any related Prospectus Supplement and the documents incorporated herein and therein by reference, contains “forward-looking statements” under the Federal securities laws. These forward-looking statements address expectations or projections about the future, including our expectations concerning the amount and timing of the charge to earnings we will record and the cash outlays we will make in connection with our recent restructuring initiative; the amount and timing of charges and payments associated with restructurings and cost reduction initiatives we have previously undertaken; when we expect to begin using our recently completed rubber blacks manufacturing capacity to manufacture product; the amount and timing of payments associated with environmental remediation and respirator claims; the amount of previously recorded tax benefits we expect to reverse in the fourth quarter of fiscal 2009; the outcome of pending litigation; cash requirements and uses of available cash; our ability to remain in compliance with the financial covenants in our revolving credit facility; and our ability to meet cash requirements for the foreseeable future.

Forward-looking statements are based on our current expectations, assumptions, estimates and projections about Cabot’s businesses and strategies, market trends and conditions, economic conditions and other factors. These statements are not guarantees of future performance and are subject to risks, uncertainties, potentially inaccurate assumptions, and other factors, some of which are beyond our control or difficult to predict. If known or unknown risks materialize, or should underlying assumptions prove inaccurate, our actual results could differ materially from those expressed in the forward-looking statements.

In addition to factors described elsewhere in this Prospectus, factors that might cause our actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, our ability to successfully implement and achieve the expected cost savings from our organizational restructurings and cost reduction initiatives; changes in raw material costs; lower than expected demand for our products; the timely commercialization of products under development (which may be disrupted or delayed by technical difficulties, market acceptance, competitors’ new products, as well as difficulties in moving from the experimental stage to the production stage); demand for our customers’ products; competitors’ reactions to market conditions; fluctuations in currency exchange rates; patent rights of others; stock and credit market conditions; the accuracy of the assumptions we used in establishing a reserve for our share of liability for respirator claims; and the outcome of pending litigation and environmental proceedings; as well as the other factors and risks discussed in Cabot’s most recent annual report on Form 10-K.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Investors are advised, however, to consult any further disclosures we make on related subjects in future 10-K, 10-Q and 8-K reports filed with the Securities and Exchange Commission.

THE COMPANY

Cabot’s business was founded in 1882 and incorporated in the State of Delaware in 1960. Cabot is a global specialty chemicals and performance materials company headquartered in Boston, Massachusetts. Our principal products are rubber and specialty grade carbon blacks, inkjet colorants, fumed metal oxides, aerogels, tantalum and related products, and cesium formate drilling fluids. Cabot and its affiliates have manufacturing facilities and operations in the United States and approximately 20 other countries.

Our strategy is to deliver earnings growth through leadership in performance materials. We intend to achieve this goal by focusing on margin improvement, capacity expansion and emerging market growth, developing new products and businesses and actively managing our portfolio of businesses.

Our products are generally based on technical expertise and innovation in one or more of our three core competencies: making and handling very fine particles; modifying the surfaces of very fine particles to alter their functionality; and designing particles to impart specific properties to a composite. We focus on creating particles with the composition, morphology, surface functionalities and formulations to support existing and emerging applications.

During the third quarter of fiscal 2008, we changed our business and regional organizational structure. Under the new organizational structure, we are organized into four business segments: the Core Segment, which is further disaggregated for financial reporting purposes into the Rubber Blacks and the Supermetals Businesses, the Performance Segment, the New Business Segment and the Specialty Fluids Segment. Under the new regional structure, we are organized into three geographic regions: The Americas, which includes North and South America; Europe, Middle East and Africa (“EMEA”); and Asia Pacific, including China.

USE OF PROCEEDS

Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes, which may include the repayment of outstanding debt. Pending such uses, the proceeds may be invested temporarily in short-term securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges and preferred stock dividends for the periods listed below:

	Nine months ended June 30, 2009		Nine months ended June 30, 2008		Fiscal year ended September 30, 2008		Fiscal year ended September 30, 2007		Fiscal year ended September 30, 2006		Fiscal year ended September 30, 2005		Fiscal year ended September 30, 2004
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends[1]	N/A	(2)		3.6x	3.2	x	5.0	x	3.7	x	N/A	(3)	5.6	x

(1)	Earnings to fixed charges is calculated as follows: the sum of (i) earnings, defined as (loss) income from continuing operations plus dividends received from equity affiliates and (ii) fixed charges, defined as the sum of interest on indebtedness, implied interest on rental payments, and preferred stock dividends, divided by fixed charges.

(2)	The earnings to fixed charges ratio is negative because of the earnings loss. The total dollar amount of the deficiency is $92 million.

(3)	The earnings to fixed charges ratio is negative because of the earnings loss. The total dollar amount of the deficiency is $92 million.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities will be issued under an Indenture (as amended or supplemented from time to time, the “Indenture”) which will be entered into between us and U.S. Bank National Association, as trustee (the “Trustee”), a form of which is attached as an exhibit to the registration statement which contains this prospectus. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. The following summary of certain provisions of the Debt Securities and the Indenture does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Debt Securities and the Indenture. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture. The following sets forth certain general terms and provision of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement, which we refer to as the Offered Securities, and the extent, if any, to which such general provisions may apply to the Debt Securities so offered, will be described in the Prospectus Supplement relating to such Offered Securities.

General

Reference is made to the Prospectus Supplement for the following terms of the Offered Securities: (1) the aggregate principal amount of the Offered Securities; (2) the percentage of their principal amount at which the Offered Securities will be issued, if issued at a discount from their principal amount; (3) the date on which the Offered Securities will mature; (4) the rate or rates (which may be fixed or variable) per annum at which the Offered Securities will bear interest, if any, or the method by which such interest rates will be determined; (5) the times at which such interest, if any, will be payable; (6) the date, if any, after which the Offered Securities may be redeemed at the option of Cabot or the Holder (as defined in the Indenture) and the redemption price; (7) the terms of any redemption, whether mandatory or optional; (8) the denominations in which the Offered Securities are authorized to be issued; (9) if other than U.S. dollars, the currency (including composite currencies) in which payment of principal of (and premium if any) and interest (if any) on such Offered Securities shall be payable; and (10) any other terms of the Offered Securities not inconsistent with the provisions of the Indenture.

Except as otherwise provided in the Prospectus Supplement, the Offered Securities will be issued in fully registered form only, in denominations set forth in the Prospectus Supplement, and may be transferred or exchanged upon payment of a fee, if applicable, to cover any tax or other governmental charge in connection therewith (Section 2.07 of the Indenture). Except as otherwise provided in the Prospectus Supplement principal, premium (if any) and interest (if any) will be payable, and the Offered Securities may be exchanged or transferred, at the principal office of the Trustee in New York, New York, or at a paying agency maintained by Cabot, except that, at Cabot’s option, interest may be paid by its check mailed to the registered Holders of the Offered Securities (Sections 2.04 and 4.02 of the Indenture).

The Indenture provides that, in addition to any Debt Securities offered hereby, additional debt securities may be issued thereunder, without limitation as to the aggregate principal amount. The Indenture does not limit the incurrence by the Company or subsidiaries of other unsecured debt and does not limit the incurrence of secured debt by subsidiaries of Cabot which are not Restricted Subsidiaries (as defined below).

Permanent Global Securities

If any Debt Securities of a series are issuable in permanent global form, the Prospectus Supplement relating thereto will describe the circumstances, if any, under which beneficial owners of interests in any such permanent global Debt Security may exchange such interests for Debt Securities of such series and like tenor of any authorized form and denomination. A person having a beneficial interest in a permanent global Debt Security will, except with respect to payment of premium (if any) and interest (if any) on such permanent global Debt Security, be treated as a holder of such principal amount of outstanding Debt Securities represented by such permanent global Debt Security as shall be specified in a written statement of the Holder of such permanent global Debt Security. Principal of and premium (if any) and interest (if any) on a permanent global Debt Security will be payable in the manner described in the Prospectus Supplement relating thereto.

Certain defined terms

The following terms are defined in more detail in Section 4.01 of the Indenture:

“Consolidated Net Tangible Assets” means total assets of Cabot and its Restricted Subsidiaries less (1) total current liabilities (excluding long-term debt due within 12 months), (2) certain intangibles and (3) equity in and net advances to subsidiaries that are not Restricted Subsidiaries.

“Debt” means any debt for money borrowed and any guarantees of such debt but excludes non-recourse debt for money borrowed incurred (1) to develop or exploit oil, gas, or other mineral property and (2) to develop electrical generating facilities.

“Exempted Debt” means the total of the following incurred after the effective date of the Indenture: (1) the outstanding principal amount of Debt of Cabot and its Restricted Subsidiaries secured by any Lien other than a Lien permitted under clauses (1) through (9) below under the subcaption “Limitations on Liens,” and (2) the aggregate present value of rent due under leases of Cabot and its Restricted Subsidiaries for the remaining term of such leases, other than rent arising from a permitted Sale-Leaseback Transaction described in clauses (1) through (4) below under the subcaption “Limitation on Sale and Leaseback.”

“Lien” means any mortgage, pledge, security interest, or lien.

“Principal Property” means (1) real property, plants or buildings located in the United States owned or leased by Cabot or a Restricted Subsidiary with a gross book value, excluding depreciation, in excess of 2% of Consolidated Net Tangible Assets, (2) majority working interests in oil and gas properties located in the United States owned by Cabot or a Restricted Subsidiary which are classified by Cabot or such Restricted Subsidiary as capable of producing commercial quantities from existing production, gathering and transporting facilities and (3) any other property designated as such.

“Restricted Property” means Principal Property and Debt or stock of a Restricted Subsidiary.

“Restricted Subsidiary” means a Subsidiary the assets of which are primarily located in, or the business of which is primarily carried on in, the United States (except Cabot’s subsidiaries engaged in the liquefied natural gas business), that is not engaged in certain businesses of finance, real estate or insurance, and any Subsidiary that may be designated in the future as a Restricted Subsidiary by Cabot’s Board of Directors.

“Sale-Leaseback Transaction” means an arrangement pursuant to which Cabot or a Restricted Subsidiary transfers Principal Property to a third person and leases it back from such person.

Certain covenants

Unless otherwise provided in the Prospectus Supplement, the following covenants of Cabot described under this caption are applicable to Debt Securities of all series issued under the Indenture. The covenants in the Indenture apply to Cabot and its Restricted Subsidiaries.

Limitation on Liens.    Cabot may not, and may not permit any Restricted Subsidiary to, incur a Lien on Restricted Property to secure a Debt without making effective provision to secure the Debt Securities equally and ratably with such Debt unless: (1) the Lien is on property, Debt or stock of a corporation at the time the corporation becomes a Restricted Subsidiary; (2) the Lien is on such property at the time Cabot or a Restricted Subsidiary acquires or leases such property; (3) the Lien secures Debt incurred to finance all or some of the purchase price or cost of construction or improvement of property of Cabot or a Restricted Subsidiary (including substantially unimproved real property of Cabot or a Restricted Subsidiary); (4) the Lien secures a Debt of a Restricted Subsidiary owing to Cabot or another wholly owned Restricted Subsidiary; (5) the Lien is on property of a corporation at the time the corporation merges into or consolidates with Cabot or a Restricted Subsidiary;

(6) the Lien is on property of a person at the time the person transfers or leases all or substantially all of its assets to Cabot or a Restricted Subsidiary; (7) the Lien is in favor of a government or governmental entity and secures (i) payments pursuant to a contract or statute, or (ii) Debt incurred to finance all or some of the purchase price or cost of construction of the property subject to the Lien; (8) the Lien extends, renews, refunds or replaces in whole or in part a Lien referred to in clauses (1) through (7) above; or (9) the Lien is on oil, gas or other mineral property or on products or by-products produced or extracted from that property to secure non-recourse Debt or is on any electrical generating facility to secure non-recourse debt. Notwithstanding the above provisions, Cabot or any Restricted Subsidiary may, without equally and ratably securing the Debt Securities, grant a Lien securing Debt which would otherwise be prohibited by the limitations described above if, at the time of granting such Lien and after giving effect to any Debt secured by such Lien, Exempted Debt does not exceed 10% of Consolidated Net Tangible Assets (Section 4.03 of the Indenture).

Limitation on Sale and Leaseback.    Cabot may not and may not permit any Restricted Subsidiary to, enter into a Sale-Leaseback Transaction unless: (1) the lease has a term including renewal rights of three years or less; (2) the lease is between Cabot and a Restricted Subsidiary or between Restricted Subsidiaries; (3) Cabot or the Restricted Subsidiary, pursuant to clause (3) or (7) contained under the subcaption “Limitation on Liens” above, could create a Lien on the Property to secure Debt; or (4) Cabot or a Restricted Subsidiary receiving the proceeds from such Sale-Leaseback Transaction, within 180 days after it is consummated, applies, or commits to apply, the proceeds or, if greater, the fair market value of the property as determined by Cabot’s Board of Directors, to (a) the acquisition of Restricted Property, including the acquisition, construction, development or improvement of Principal Property, or (b) if permitted by the terms thereof, the redemption of securities of any series under the redemption provisions of the Indenture and such securities or the retirement or redemption of other Long-Term Debt of Cabot or a Restricted Subsidiary. However, no credit may be received for (i) the retirement of other Long-Term Debt at maturity or the redemption of securities or other Long-Term Debt pursuant to any mandatory redemption provision, or (ii) the retirement or redemption of any Long-Term Debt that is subordinated or junior to the securities or owed by Cabot to a Restricted Subsidiary. Notwithstanding the above prohibitions, Cabot or any Restricted Subsidiary may enter into a Sale-Leaseback Transaction if, at the time of entering into the transaction and after giving effect to it, Exempted Debt does not exceed 10% of Consolidated Net Tangible Assets (Section 4.04 of the Indenture).

Limitation on Sale or Transfer of Restricted Property.    Cabot may not, and it may not permit any Restricted Subsidiary to, sell any Restricted Property to an Unrestricted Subsidiary unless it applies, or commits to apply, an amount equal to the fair market value of such Restricted Property at the time of such sale or transfer, as determined by the Board of Directors of Cabot, within 18 months after the effective date of the transaction, to (a) the acquisition of Restricted Property, including the acquisition, construction, development or improvement of Principal Property, or (b) if permitted by the terms thereof, the redemption of securities of any series under the redemption provisions of the Indenture and such securities or the retirement or redemption of other Long-Term Debt of Cabot or a Restricted Subsidiary. However, no credit may be received for (i) the retirement of other Long-Term Debt at maturity or the redemption of securities or other Long-Term Debt pursuant to any mandatory redemption provision, or (ii) the retirement or redemption of any Long-Term Debt that is subordinated or junior to the securities or owed by Cabot to a Restricted Subsidiary. (Section 4.05 of the Indenture).

Consolidation, merger or sale of assets

Cabot may not consolidate with or merge into, or transfer all or substantially all of its assets to, another corporation unless (i) the successor corporation assumes all of the obligations of Cabot under the Indenture and Debt Securities, (ii) immediately after giving effect to the transaction, no Default would occur and be continuing, and (iii) the surviving corporation is organized under the laws of the United States or any State (the term Default includes Events of Default specified below with grace periods). Thereafter all such obligations of Cabot terminate (Section 5.01 of the Indenture).

If upon any such consolidation, merger or transfer, any Principal Property would become subject to an attaching Lien that secures Debt, then prior to such event Cabot must secure the Debt Securities by a direct Lien on such Principal Property. The direct Lien may equally and ratably secure the Debt Securities and any other obligation of Cabot or a Subsidiary entitled to such security. However, Cabot need not so secure the Debt Securities if (1) the attaching Lien is permitted under any of clauses (1) through (9) described under the subcaption “Limitation on Liens,” or (2) Cabot or a Restricted Subsidiary could incur Debt secured by a Lien otherwise subject to the limitations described under the subcaption “Limitation on Liens,” because after giving effect to such Debt, Exempted Debt would not exceed 10% of Consolidated Net Tangible Assets (Section 5.02 of the Indenture).

Events of default and notice thereof

The following are defined in the Indenture as “Events of Default” with respect to any series of Debt Securities then outstanding: failure to pay interest when due on such series, continued for thirty days; failure to pay principal (other than a sinking fund payment) or any premium when due on such series; failure to make any sinking fund payment when due on such series, continued for 10 days; failure to comply with any of Cabot’s other agreements in the Indenture or Debt Securities for 90 days after notice by the Trustee or Holders of at least 25% in principal amount of Debt Securities of such series then outstanding; default by Cabot or a Restricted Subsidiary under an agreement for money borrowed (including the Indenture) in excess of $25,000,000 resulting in the acceleration of the due date of such debt, if not cured; and certain events of bankruptcy or insolvency of Cabot (Section 6.01 of the Indenture). If an Event of Default occurs and is continuing with respect to any series of Debt Securities, the Trustee or the Holders owning at least 25% in principal amount of the Debt Securities of such series then outstanding may declare the principal of and accrued interest on the Debt Securities of the respective series (or, if any of the Debt Securities of that series are original issue discount Debt Securities, such portion of the principal amount of such Debt Securities as may be specified in the terms thereof) to be due and payable immediately, but the Holders of a majority in principal amount of such series of Debt Securities then outstanding may, subject to certain conditions, rescind such declaration if the default is cured (Section 6.02 of the Indenture).

The Indenture provides that, with respect to each series, the Trustee shall, within 90 days after the occurrence of a Default known to it, give Holders of the Debt Securities notice of Default; however, the Trustee may withhold from Holders of the Debt Securities notice of any continuing Default (except a Default in the payment of principal, interest or premium, if any) if it determines that withholding notice is in their interest (Section 7.05 of the Indenture).

Holders of the Debt Securities of any series may not enforce the Indenture or the Debt Securities of such series except as provided in the Indenture. The Trustee may require indemnity satisfactory to it from the Holders requesting the Trustee to enforce the Indenture or Debt Securities before doing so (Section 6.06 of the Indenture). With respect to any series, Holders owning a majority in principal amount of the Debt Securities of that series then outstanding may waive existing past Events of Default with respect to such series except a default in the payment of principal, premium, if any, or interest on any of the Debt Securities of such series (Section 6.04 of the Indenture). Holders of a majority in principal amount of the Debt Securities of a series then outstanding shall have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to that series (Section 6.05 of the Indenture).

The Indenture provides that Cabot must file annually with the Trustee a statement regarding compliance with the terms of the Indenture with respect to each series outstanding and specifying any default of which the signers may have knowledge (Section 4.07 of the Indenture).

Modification of the indenture

The Indenture provides that Cabot and the Trustee may amend or supplement the Indenture for various purposes not inconsistent with the terms of the Indenture, but none of such changes may adversely affect the rights of any Holder. The Indenture further provides that Cabot and the Trustee may, with the consent of Holders of at least 66 2/3% in principal amount of the Debt Securities of a series then outstanding, amend the Indenture with respect to that series, except that no amendment may, without the consent of each Holder affected, (i) reduce the aforesaid percentage below 66 2/3%, (ii) modify the terms of payment of principal of, premium, if any, or interest on any Debt Security or (iii) waive a default in the payment of the principal of, premium, if any, or interest on any Debt Security (Article 9 of the Indenture).

Defeasance

The Indenture provides that Cabot, at its option, may terminate all of its obligations under the Debt Securities of any or all series and under the Indenture with respect to such series (except for certain obligations regarding the transfer and exchange of such Debt Securities, the obligation to pay amounts due under such Debt Securities and certain obligations relating to the Trustee) if Cabot (i) irrevocably deposits in trust with the Trustee money or direct obligations of the United States of America sufficient to pay all principal of (including any mandatory sinking funds payments) and interest and premium, if any, on such Debt Securities to maturity or redemption.

Trustee

The Trustee may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such one or more series (Section 7.08 of the Indenture).

Concerning the trustee

U.S. Bank National Association is the trustee under the Indenture. We may, from time to time, borrow from or maintain deposit accounts and conduct other banking transactions with U.S. Bank National Association or its affiliates in the ordinary course of business.

Governing law

The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

PLAN OF DISTRIBUTION

The Company may sell Debt Securities to or through one or more underwriters or dealers for public offering and sale by or through them, directly to one or more individual, institutional or other purchasers, through agents or through any combination of these methods of sale. The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale or at prices related to such prevailing market prices, or at negotiated prices (any of which may represent a discount from the prevailing market prices).

In connection with the sale of Debt Securities, underwriters or agents may receive compensation from the Company or from purchasers of Debt Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company, and any profit on the resale of Debt Securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

Unless otherwise specified in the related Prospectus Supplement, each series of Debt Securities will be a new issue with no established trading market. The Company may elect to list any series of Debt Securities on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Debt Securities.

Under agreements into which the Company may enter, underwriters will be, and dealers and agents who participate in the distribution of Debt Securities may be, entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

Underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers or other persons acting as the Company’s agents to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts (“Contracts”) providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount no less than, and the aggregate principal amounts of Debt Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Debt Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if Debt Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Debt Securities less the principal amount thereof covered by the Contracts. If in conjunction with the sale of Debt Securities to institutions under Contracts, Debt Securities are also being sold to the public, the consummation of the sale under the Contracts shall occur simultaneously with the consummation of the sale to the public. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such Contracts.

In order to comply with the securities laws of certain states, if applicable, the Debt Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Debt Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Debt Securities offered hereby may not simultaneously engage in market making activities with respect to the Debt Securities for a period of two business days prior to the commencement of such distribution.

VALIDITY OF DEBT SECURITIES

The validity of the Debt Securities will be passed upon for the Company by Ropes & Gray LLP.

EXPERTS

The consolidated balance sheets as of September 30, 2008 and 2007, and the consolidated statements of operation, changes in stockholders’ equity and cash flows for the two years in the period ended September 30, 2008, of Cabot Corporation, as well as the retrospective adjustments to the 2006 financial statement segment disclosures and management’s report on the effectiveness of internal control over financial reporting as of September 30, 2008, included in the Annual Report on Form 10-K filed on December 1, 2008, and incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated by reference herein and elsewhere in the Registration Statement (which reports (1) express an unqualified opinion on the financial statements and includes an explanatory paragraph relating to the Company’s adoption of (i) as of September 30, 2007, the funded status and the disclosure requirements of Statement of Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statement No. 87, 88, 106 and 132(R)” (“FAS 158”); (ii) as of September 30, 2008, the measurement requirements of FAS 158, and (iii) as of October 1, 2007 the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109”) and expresses an unqualified opinion on the effectiveness of internal control over financial reporting. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements for the year ended September 30, 2006 before the effects of the adjustments to retrospectively apply the change in accounting described in Note T (not separately included or incorporated by reference in the Prospectus) have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The adjustments to those financial statements to retrospectively apply the change in accounting principle described in Note T have been audited by other auditors as described above. The consolidated financial statements for the year ended September 30, 2006 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2008, have been so incorporated in reliance on the reports of (i) PricewaterhouseCoopers LLP solely with respect to those financial statements before the effects of the adjustments to retrospectively apply the change in accounting described in Note T, and (ii) other auditors as described above solely with respect to the adjustments to those financial statements to retrospectively apply the change in accounting described in Note T, given on the authority of such firms as experts in auditing and accounting.

Cabot Corporation

$250,000,000 2.55% Notes due 2018

$350,000,000 3.70% Notes due 2022

Prospectus supplement

July 9, 2012

Joint book-running managers

J.P. Morgan

Citigroup

Senior co-managers

Morgan Stanley

BofA Merrill Lynch

Mizuho Securities

Co-managers

TD Securities

HSBC

RBS

US Bancorp